UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A



SEC MAIL
RECEIVED
PROCESSING
DEC - 1 2004
WASH. D.C.
213
SECTION

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________
Commission File Number 0-631

WEBFINANCIAL CORPORATION
(Name of small business issuer in its charter)

Delaware	56-2043000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

590 Madison Avenue, 32nd Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (212) 758-3232

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year: $5,813,000

Based upon the closing price of the registrant's Common Stock, $.001 par value (the "Common Stock") on March 24, 2004, the aggregate market value of the 2,580,119 shares of Common Stock held by non-affiliates of the issuer was $6,347,093. Solely for the purposes of this calculation, shares held by directors and officers of the registrant have been excluded. Such exclusion should not be deemed a determination or an admission by the issuer that all such individuals are, in fact, affiliates of the issuer.

As of March 29, 2004, 4,366,866 shares of the registrant's Common Stock were issued and outstanding.

Documents incorporated by reference: None

Transitional Small Business Disclosure Format (Check One): Yes [ ] No [X]

TABLE OF CONTENTS

PART I

Item 1. Description of Business

Overview

WebFinancial Corporation (formerly Rose's Holdings, Inc. and referred to herein as the "Company"), was incorporated in 1997 to act as a holding company for Rose's Stores, Inc., an operator of general merchandise discount stores. On December 2, 1997, the Company sold all of the outstanding capital stock of Roses Stores, Inc.

On August 31, 1998, the Company acquired, through WebFinancial Holding Corporation ("WebFinancial Holding") a wholly-owned subsidiary of the Company, 90% of the outstanding common stock of WebBank, a Utah industrial loan corporation, pursuant to an assignment from Praxis Investment Advisers, LLC ("PIA") of a stock purchase agreement, between PIA and Block Financial Corporation ("Block"), relating to the purchase by PIA of all of the issued and outstanding shares of common stock of WebBank. Pursuant to the assignment, the Company paid Block $5,071,000 (including $288,000 of acquisition costs) for the shares of WebBank's common stock.

On August 31, 1998, the Company formed Praxis Investment Advisers, Inc. ("Praxis") and together with WebFinancial Holding and Andrew Winokur, the holder of the 10% of Praxis not owned by the Company, entered into a management agreement. The management agreement provided that Praxis could make recommendations to and consult with the management and board of directors of WebBank about the deployment of WebBank's capital, the development of its business lines, its acquisition of assets and its distributions to its stockholders. During 2000, the Company significantly reduced the level of operations of Praxis and terminated the management agreement.

On May 26, 1999, the Company formed a wholly owned subsidiary, WebFinancial Government Lending, Inc., to hold and service U.S. Department of Agriculture loans. In April 2000, WebFinancial Government Lending transferred the majority of its loan portfolio to WebBank in exchange for 28% of WebBank's common stock. WebFinancial Government Lending has not actively engaged in loan originations since that time.

The principal executive offices of the Company are located at 590 Madison Avenue, 32nd Floor, New York, New York 10022. The Company's telephone number is (212) 758-3232.

Business

The Company, through its operating subsidiaries, operates in niche banking markets. WebBank provides commercial and consumer specialty finance transactions. WebBank is authorized by the Federal Deposit Insurance Act to charge interest (including periodic rates, late fees and prepayment fees) allowed by Utah law on loans made to borrowers who reside anywhere in the country. Any inconsistent state law limits are preempted by federal law, except for loans made in states that have opted out of the preemption (i.e., Iowa and Puerto Rico). WebBank is a small, business oriented institution insured by the Federal Deposit Insurance Corporation ("FDIC") and examined and regulated by the FDIC and the State of Utah Department of Financial Institutions.

Part of the business plan of WebBank represents a non-traditional approach to generating growth within the context of the regulatory standards of safety and soundness. Prudent business goals and protection of WebBank's charter are the key elements of the Company's business strategy for WebBank. Pursuant to this strategy, WebBank has focused on several lines of business as described below:

- *Accounts Receivable Factoring.* At December 31, 2003, accounts receivable factoring constituted WebBank's principal line of business. Factoring is a form of collateral-based commercial lending in which companies sell their receivables to a lender, principally to secure working capital. The receivables are paid directly to the lender. WebBank is engaged in accounts receivable factoring utilizing a sourcing and servicing company. The Company has announced that a notice of termination has been issued with respect to a certain accounts receivable factoring arrangement, with the termination to be effective in May 2004, and that another accounts receivable program was terminated in February 2004. The accounts receivable factoring arrangement that is scheduled to be terminated effective May 2004 generated revenue and income in fiscal 2002 and 2003 which accounted for (a) substantially all of the revenue and income generated by the Company's accounts receivable factoring operating segment for those years, and (b) a significant part of the income and revenue of the Company for those years. It is possible that the May 2004 termination may not take effect as provided in the termination notice and the arrangement may continue. The Company believes that the termination of the two accounts receivable factoring arrangements will have a significant adverse effect on its net income during 2004. In the event of the scheduled May 2004 termination, accounts receivable factoring will no longer be, at that time, WebBank's principal line of business and there can be no assurance that the Company will be able to successfully enter into a replacement arrangement or arrangements. WebBank is currently considering potential options to remain in the accounts receivable factoring business. See "Risk Factors – Our business could be harmed if a certain accounts receivable factoring arrangement terminates."

- *Private Label Student Lending.* This is a secondary product line in which WebBank is involved. It is an alternative to federally subsidized student loan programs. A third party sourcing company is engaged to source these loans. WebBank provides funding to the students and sells the loans to the third party shortly after origination of each loan. The third party sourcing company engaged to source private label student loans on behalf of WebBank has given notice to WebBank that it will not renew the arrangement. Consequently, this arrangement will terminate at the conclusion of its current term on May 31, 2004. See "Note 20 – Subsequent Events" to the Company's Consolidated Financial Statements. This product represented 2.6% and 3.9% of the Company's revenues in 2003 and 2002, respectively.

- *Elective Medical and Dental Treatment Lending.* This is another secondary product line. It is a form of unsecured consumer lending that allows customers to finance elective surgery or other treatments not covered under traditional health insurance plans. A third party company is engaged to source these loans. WebBank provides funding to the patients and sells the loans to the third party shortly after origination of each loan.

- *USDA Business and Industry (B&I) Lending.* This is a commercial loan product of which 70% to 90% is guaranteed by the full faith and credit of the Federal government. The loan program is administered by the United States Department of Agriculture to assist businesses located in rural areas (under 50,000 population) to promote industrial modernization and job creation. Originations of new B&I loans were discontinued by WebBank in 2001. However, WebBank continues to service loans in its existing portfolio and for several other investors. If the accounts receivable factoring arrangement is terminated in May 2004 as described above, the collection of the remaining B&I Loans in WebBank's existing portfolio would temporarily become WeBank's principal line of business.

The Company continues to evaluate its different business lines and consider various alternatives to maximize the aggregate value of its businesses and increase stockholder value, including seeking acquisitions and/or merger transactions, as well as product line extensions, additions and/or divestitures. No firm commitments have been realized and no binding letters of intent have been signed at this time. There can be no assurance that the Company will be able to accomplish any of these alternatives and be profitable.

Distribution of Assets, Liabilities and Stockholders Equity; Interest Rates and Interest Differential

The following is a presentation of the Company's average balance sheets for the years ended December 31, 2003 and 2002. The presentation includes all major categories of interest earning assets and interest bearing liabilities (in thousands):

	Year Ended December 31,	
	2003	2002
ASSETS		
Interest bearing deposits in other banks	$ 3,826	$ 2,515
Federal funds sold	2,243	1,781
Investment securities	1,695	1,659
Loans	9,776	12,018

Purchased receivables		
Accounts receivable factoring	6,908	3,890
Other	368	726
Total interest earning assets	24,816	22,589
Allowance for credit losses	(1,487)	(1,723)
Goodwill	1,380	1,380
Other assets	1,623	1,903
Total assets	$ 26,332	$ 24,149
LIABILITIES		
NOW/MMA deposits	$ 718	$ 381
Certificates of deposit	12,181	11,869
Total interest bearing liabilities	12,899	12,250
Non interest bearing demand deposits	433	251
Other liabilities	230	369
Total liabilities	13,562	12,870
Minority interests	393	334
EQUITY		
Common stock and paid-in-capital	36,610	36,610
Accumulated deficit	(24,331)	(25,594)
Accumulated other comprehensive income (loss)	98	(71)
Total Equity	12,377	10,945
Total Liabilities and Equity	$26,332	$24,149

See "Management's Discussion and Analysis or Plan of Operation" for analysis of the Company's net interest margin with respect to yields on interest earning assets and rates on interest bearing liabilities for the years ended December 31, 2003 and 2002.

Investments

The following table represents the book value of the Company's investments at December 31, 2003 and 2002 (in thousands):

	December 31,	
	2003	2002
Obligations of states and political subdivisions	$40	$ -
Mortgage backed securities	74	122
Equity securities	258	1,619
Total	$372	$1,741

The following table indicates the respective maturities and weighted average yields of the Company's investment portfolio at December 31, 2003 (in thousands):

	Due in one year or less		Due after one year to five years	
	Amount	Average yield	Amount	Average yield
Obligations of states and political subdivisions	$ -	-	$ 40	2.25%
Mortgage backed securities	-	-	-	-

	Due after five years to ten years		Due after ten years	
	Amount	Average yield	Amount	Average yield
Obligations of states and political subdivisions	$ -	-	$ -	-
Mortgage backed securities	$ -	-	$ 74	6.32%

Loan Portfolio

The Company engages, through its WebBank subsidiary, in several lending programs. See "Description of Business – *Accounts Receivable Factoring*." The following table presents various categories of loans contained in the Company's loan portfolio and the total amount of all loans, including nonaccruing loans, at December 31, 2003 and 2002 (in thousands):

	December 31,	
	2003	2002
Commercial, financial and agricultural	$ 8,730	$ 11,658
Installment loans to individuals	89	168
Purchased receivables		
Accounts receivable factoring	7,352	4,622
Other	268	479
Totals	$ 16,439	$ 16,927

The following table presents various categories of loans contained in the Company's loan portfolio and the maturity and interest sensitivity of loans at December 31, 2003 (in thousands). Installment loans to individuals, which have no stated maturity, are shown as due in one year or less.

	Due in one year or less	Due after one year through five years	Due after five years
Commercial, financial and agricultural	$ -	$ 323	$ 8,407
Installment loans to individuals	89	-	-
Purchased receivables			
Accounts receivable factoring	7,352	-	-
Other	-	268	-
Totals	$ 7,441	$ 591	$ 8,407

The following table presents various categories of loans contained in the Company's loan portfolio due after five years by interest sensitivity at December 31, 2003 (in thousands):

	Loans with predetermined interest rates	Loans with floating or adjustable interest rates
Commercial, financial and agricultural	$ -	$ 8,730
Installment loans to individuals	-	89
Purchased receivables		
Accounts receivable factoring	7,352	-
Other	268	-
Totals	$ 7,620	$ 8,819

The following table presents risk elements in the loan portfolio represented by nonaccruing, past due, and restructured loans (in thousands). There were no foreign loans in the portfolio, and there were no concentrations greater than 10% of the loan portfolio as of December 31, 2003.

	December 31,	
	2003	2002
Nonaccrual loans	$ 1,251	$ 1,171
Accruing loans past due 90 days or more	87	4
Troubled debt restructurings not shown above	-	-
Total	$ 1,338	$ 1,175
Interest on nonaccrual loans above:		
Amount if interest had been accrued during period	$ 111	$ 150
Amount of interest accrued during period	$ 17	$ 36

Accrual of interest is discontinued on a loan when the loan is 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest income on nonaccrual loans is credited to income only to the extent interest payments are received. Loans are restored to accrual of interest when delinquent payments are received in full. Additionally, the Company uses the cost recovery accounting method to recognize interest income on impaired loans.

Deposits

The Company offers, through its WebBank subsidiary, a limited range of deposit products. All of the Company's deposit products, with the exception of certificates of deposit, are with business customers. For a full discussion of the Company's certificates of deposit, see "Risk Factors – *Reliance on brokered certificates of deposit could have a negative effect on our liquidity and operating results.*"

The following table shows the average amount and rate on deposit categories in excess of 10% of average total deposits for the years ending December 31, 2003 and 2002 (in thousands). The Company had no foreign deposits during these periods.

	Average Amount for Year Ended December 31,	
	2003	2002
Non interest bearing demand deposits	$ 433	$ 251

NOW/MMA deposits	718	381
Certificates of deposit	12,181	11,869
Total deposits	$ 13,332	$ 12,501

	Average Rate Paid for Year Ended December 31,	
	2003	2002
Non interest bearing demand deposits	N/A	N/A
NOW/MMA deposits	2.51%	2.36%
Certificates of deposit	2.61%	2.75%
Total deposits	2.60%	2.73%

The following table indicates amounts of time certificates of deposit of $100,000 or more and their respective maturities as of December 31, 2003 (in thousands):

Remaining Term	Amount
Three months or less	$ 2,229
Over three months through six months	1,024
Over six months through twelve months	3,020
Over twelve months	5,091
Total	$ 11,364

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for the years ended December 31, 2003 and 2002 were as follows:

	Year Ended December 31,	
	2003	2002
Return on average assets	8.01%	1.90%
Return on average equity	17.04%	4.19%
Dividend payout	0.00%	0.00%
Average equity to average assets	47.00%	45.32%

Competition

The banking and financial services industry is highly competitive. The increasingly competitive environment is primarily attributable to changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. The Company competes for loans, deposits, and customers with other commercial banks, thrift institutions, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than the Company.

Regulation

WebBank is regulated by Federal and state banking agencies including the FDIC and the State of Utah Department of Financial Institutions. As a result, WebBank is subject to various regulatory capital requirements administered by the Federal and state banking agencies. Failure to meet minimum capital requirements can result in the initiation of certain actions by regulators that, if undertaken, could have a direct material effect on WebBank's and the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WebBank must meet specific capital guidelines that involve quantitative measures of WebBank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. WebBank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes that, as of December 31, 2003, WebBank met all capital adequacy requirements to which it is subject.

Employment

As of March 29, 2004, the Company had 5 employees, all of whom were full-time employees. The Company believes that its employee relations are satisfactory. Steel Partners, Ltd., an entity controlled by the Company's Chairman of the Board and Chief Executive Officer, provides certain management, consulting and advisory services to the Company pursuant to a Management Agreement. James Henderson, the Company's President and Chief Operating Officer, provides management, accounting and financial services to WebBank pursuant to an Employee Allocation Agreement between WebBank and Steel Partners, Ltd. See "Certain Relationships and Related Transactions."

Item 2. Description of Property

The Company occupies office space located at 590 Madison Avenue, 32nd Floor, New York, New York 10022 pursuant to a Management Agreement with Steel Partners, Ltd. See "Certain Relationships and Related Transactions." The Company has the non-exclusive right to use the office space along with Steel Partners, Ltd. and several other entities.

On March 20, 2000, WebBank entered into a lease for 4,630 square feet of headquarters office space in Salt Lake City, Utah. The term of the lease runs through March 19, 2005.

The Company believes that the above facilities are adequate for its current needs and that suitable additional space will be available as required.

Item 3. Legal Proceedings

In January 2000, Andrew Winokur, a former executive officer, director and stockholder of Praxis Investment Advisors, Inc. ("Praxis"), one of the Company's subsidiaries, filed a lawsuit in the Superior Court of the State of California, County of Napa. The lawsuit alleges that Praxis breached its employment agreement with Mr. Winokur. The lawsuit also asserts claims for interference with contract and unjust enrichment based upon his alleged wrongful termination. The lawsuit seeks damages of an unspecified amount and compliance by Praxis with the termination pay-out provisions in Mr. Winokur's employment agreement.

On March 4, 2002, the lawsuit was submitted to binding arbitration. The panel found no breach of contract and no intentional interference with Mr. Winokur's contractual rights. However, the panel found that Mr. Winokur was entitled to the termination pay-out provision in his employment agreement. Under this provision, Mr. Winokur could potentially be entitled to receive certain compensation based on (i) an investment bank valuation of WebBank, if the Company accepts such valuation, or (ii) the proceeds of a sale of WebBank, if the Company rejects such valuation. While Mr. Winokur would not be entitled to receive any compensation in the event that the sale does not exceed a predetermined amount as provided in the employment agreement, which amount is defined as the amount of capital invested by the stockholders of Praxis and WebBank in such companies, plus a cumulative annual rate of return of ten percent as of the date of sale, the Company may be forced to sell WebBank if the sale price exceeds such predetermined amount, even if the Company does not want to sell WebBank. In addition, if the sale price of WebBank exceeds the predetermined amount but is less than the investment bank valuation of WebBank, the Company may be required to sell WebBank at less than its value. The Company does not have any alternative financing plans to make this payment in the event such payment is required.

At the present time, Mr. Winokur has ceased to participate in the process of valuing WebBank. However, since there may be no time limitation on Mr. Winokur's claim, the valuation process may proceed in the future and if the Company is required to make a payment, its business could be harmed.

Item 4. Submission of Matters to a Vote of Security Holders

On December 18, 2003, the Company held its Annual Meeting of Shareholders for the year ended December 31, 2002 whereby the shareholders (a) elected five (5) directors and (b) ratified the appointment of Grant Thornton LLP as independent accountants of the Company for the fiscal year ended December 31, 2003. The vote on such matters was as follows:

(a) Election of Directors:

	For	Withheld
Warren G. Lichtenstein	3,417,107	36,441
Jack L. Howard	3,414,856	38,692
Howard Mileaf	3,416,607	36,941
Joseph L. Mullen	3,417,038	36,510
Mark E. Schwarz	3,417,107	36,441

(b) Ratification of Appointment of Independent Accountants:

For	Against	Abstain
3,421,842	31,000	706

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is listed on the NASDAQ SmallCap Market under the symbol "WEFN." The table below sets forth the high and low sales prices of the Common Stock for the periods indicated on the NASDAQ SmallCap Market.

	Year Ended December 31, 2003		Year Ended December 31, 2002	
	High	Low	High	Low
1st Quarter	$ 2.70	$ 1.73	$ 2.67	$ 2.05
2nd Quarter	$ 2.63	$ 1.70	$ 2.40	$ 1.30
3rd Quarter	$ 2.85	$ 2.00	$ 2.28	$ 1.31
4th Quarter	$ 2.70	$ 2.10	$ 2.71	$ 1.56

As of March 9, 2004, there were 463 holders of record of the Company's Common Stock.

The Company paid no cash dividends on its Common Stock during the last two fiscal years. The Company intends to retain any future earnings for working capital needs and to finance potential future acquisitions and presently does not intend to pay cash dividends on its Common Stock for the foreseeable future.

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations

Year ended December 31, 2003 compared to the year ended December 31, 2002.

At December 31, 2003, accounts receivable factoring constituted WebBank's principal line of business. WebBank is engaged in accounts receivable factoring utilizing a sourcing and servicing company. The Company has announced that a notice of termination has been issued with respect to a certain accounts receivable factoring arrangement, with the termination to be effective in May 2004, and that another accounts receivable program was terminated in February 2004. The accounts receivable factoring arrangement that is scheduled to be terminated effective May 2004 generated revenue and income in fiscal 2002 and 2003 which accounted for (a) substantially all of the revenue and income generated by the Company's accounts receivable factoring operating segment for those years, and (b) a significant part of the income and revenue of the Company for those years. It is possible that the May 2004 termination may not take effect as provided in the termination notice and the arrangement may continue. The Company believes that the termination of the two accounts receivable factoring arrangements will have a significant adverse effect on its net income during 2004. The Company expects that if the May 2004 termination becomes effective during the second quarter of 2004, WebBank will (a) not generate any gain or loss from the May 2004 termination as the sourcing and servicing company has elected to purchase the portfolio of accounts receivable at WebBank's net book value, and (b) generate approximately $5.9 million of cash as a result of the sale of the portfolio. It is also anticipated that the cash generated by the subject termination will be used to retire Certificates of Deposit as they mature. See "Risk Factors – Our business could be harmed if a certain accounts receivable factoring arrangement terminates."

Net income was $2,109,000, or $.48 per common share, for the year ended December 31, 2003, compared to net income of $459,000, or $.11 per common share, for the year ended December 31, 2002. A summary of comparative changes in the major components of net income between the two years is shown below, including the effect of a deferred income tax benefit of $757,000 which was the result of management's determination that the Net Operating Loss resulting from WebBank's prior year operations would "more likely than not" be utilized in the near future.

Interest Income. Interest income increased by $1,543,000, or 57%, from 2002 to 2003. This increase was primarily due to a $1,771,000, or 124%, increase in interest and fees from purchased factoring receivables. Interest and fee income on the loan portfolio decreased by $220,000, or 20%.

The majority of the increase in interest income occurred at WebBank. In January 2002, WebBank began a new accounts receivable factoring program (the "Factoring Program"). The Factoring Program resulted in an average balance of outstanding purchased factoring receivables of $2,976,000 with an average yield of 45.2% and interest income of $1,345,000 during 2002. Later in 2002, the Company also began purchasing participations in factoring accounts receivable, generating interest income of $84,000 for the year. In 2003, the average balance of outstanding purchased factoring receivables from the Factoring Program was $6,221,000 with an average yield of 49.7% and interest income of $2,984,000. The Company continued to purchase participations in factoring accounts receivable during 2003, generating interest income of $216,000 for the year. As discussed above, the factoring program included two factoring agreements that have been terminated.

The decrease in interest and fees on the loan portfolio was due to a decrease in average balances of loans at WebBank from $10,378,000 in 2002 to $8,034,000 in 2003. WebBank discontinued originations of commercial loans in 2001.

Interest Expense. Interest expense remained approximately the same from 2002 to 2003. All of the Company's interest expense was incurred by WebBank during both years. Although WebBank's average deposits increased from $12,501,000 in 2002 to $13,333,000 in 2003, the average interest rate paid on those deposits decreased from 2.70% to 2.50%.

The following is an analysis of the Company's net interest margin for the years ended December 31, 2003 and 2002 with respect to each major category of interest earning asset and interest bearing liability:

2003	Average Amount	Interest Earned	Average Yield/Rate
INTEREST EARNING ASSETS			
Interest bearing deposits in other banks	$3,826	$17	0.44%
Federal funds sold	2,243	42	1.87%
Investment securities	1,695	84	4.96%
Loans	9,776	858	8.78%
Purchased receivables			
Accounts receivable factoring	6,908	3,200	46.33%
Other	370	32	8.67%
TOTAL INTEREST EARNING ASSETS	$24,816	$4,233	17.06%
INTEREST BEARING LIABILITIES			
NOW/MMA deposits	$718	$18	2.51%
Certificates of deposit	12,181	318	2.61%
TOTAL INTEREST BEARING LIABILITIES	$12,899	$336	2.60%
NET INTEREST INCOME		$ 3,897	
NET INTEREST MARGIN			15.70%

2002	Average Amount	Interest Earned	Average Yield/Rate
INTEREST EARNING ASSETS			
Interest bearing deposits in other banks	$ 2,515	$ 53	2.11%

Federal funds sold	1,781	28	1.57%
Investment securities	1,659	39	2.35%
Loans	12,018	1,078	8.97%
Purchased receivables			
Accounts receivable factoring	3,890	1,429	36.73%
Other	726	63	8.68%
TOTAL INTEREST EARNING ASSETS	$22,589	$ 2,690	11.91%
INTEREST BEARING LIABILITIES			
NOW/MMA deposits	$ 381	$ 9	2.36%
Certificates of deposit	11,869	326	2.75%
TOTAL INTEREST BEARING LIABILITIES	$ 12,250	$ 335	2.73%
NET INTEREST INCOME		$ 2,355	
NET INTEREST MARGIN			10.43%

The following table represents the effect of changes in volume (average balances) and interest rates on interest income and interest expense when comparing the year 2003 to the year 2002 (in thousands). The effect of a change in volume has been determined by applying the highest average rate to the change in the average balances between the two periods. The effect of a change in the average rate has been determined by applying the highest average balance to the change in average rates between the two periods. Changes resulting from a mix of volume/rate variances were distributed proportionately between volume and rate based on the relative values of the volume and rate variances to the total mix variance.

	Year Ended December 31, 2003 Compared to 2002		
	Due to Volume	Due to Rate	Total Change
INCREASE (DECREASE) IN INTEREST INCOME			
Interest bearing deposits in other banks	$ 6	$ (42)	$ (36)
Federal funds sold	8	6	14
Investment securities	2	43	45
Loans	(197)	(23)	(220)
Purchased receivables			
Accounts receivable factoring	1,201	570	1,771
Other	(31)	-	(31)
TOTAL INTEREST INCOME	$ 989	$ 554	$ 1,543
INCREASE (DECREASE) IN INTEREST EXPENSE			
NOW/MMA deposits	$ 8	$ 1	$ 9
Certificates of deposit	8	(16)	(8)
TOTAL INTEREST EXPENSE	$ 16	$ (15)	$ 1

Provision for Credit Losses. The credit loss provision increased from a credit of $(60,000) in 2002 to a provision of $394,000 in 2003. The primary reason for the increase was a higher level of charge offs in the Factoring Program. During 2003, a total of $600,000 of factored receivables were charged off versus $0 in 2002. The charge offs in 2003 required additional provision for credit losses in order to restore the allowance for credit losses to a level adequate to absorb potential losses in the remaining portfolio of factored receivables. The increase in charge offs between the two years is attributable to several factors. The average factoring receivables outstanding under the factoring program were over $3,000,000 higher in 2003, more than double the average outstandings in 2002 when the factoring program was first launched, which created a higher probability of charge offs in the second year. Another reason for the increase in charge offs between the two years is the higher element of risk of the factoring business compared to the risk of most other forms of lending, which is evidenced by a higher yield. Factoring program clients are generally not bankable in a traditional sense. Although underwriting and monitoring standards did not change at WebBank from year to year, a number of losses were certain to occur with the passage of time because of the credit risk factor involved. Of the $600,000 of charge offs in 2003, approximately $520,000 were due to client business difficulties and approximately $80,000 were due to client collusion or fraud. Collection efforts are ongoing. The increased provision for credit losses was required to restore the allowance for credit losses to an adequate level following the charge offs in 2003. Additionally, amortization and pay downs of commercial loans reduced the amount needed to replenish the allowance for credit losses in 2003 and created a $60,000 credit loss credit in 2002.

An analysis of the Company's allowance for credit losses and credit loss experience is furnished in the following table for the years ended December 31, 2003 and 2002 (in thousands):

	Year Ended December 31,	
	2003	2002
Balance at beginning of year	$ 1,526	$ 1,972
Charge-offs by category		
Commercial, financial and agricultural	-	358
Installment loans to individuals	18	28
Purchased receivables		
Accounts receivable factoring	600	-
Other	-	-
Total charge-offs	618	386
Recoveries by category		
Commercial, financial and agricultural	-	-
Installment loans to individuals	-	-
Purchased receivables		
Accounts receivable factoring	-	-
Other	-	-
Total recoveries	-	-
Net charge-offs	618	386
Provision charge (credit) to operations	394	(60)
Balance at end of year	$ 1,302	$ 1,526
Ratio of net charge-offs to average loans outstanding during the year	3.62%	2.32%

At December 31, 2003 and 2002, the allowance for credit losses was allocated as follows (in thousands):

	December 31,			
	2003		2002	
Balance at End of Year Applicable to:	Amount of allowance by category	% of loans in category to total loans	Amount of allowance by category	% of loans in category to total loans
Commercial, financial and agricultural	$ 1,130	53.11%	$ 1,382	68.87%
Installment loans to individuals	1	0.54%	3	0.99%
Purchased receivables				
Accounts receivable factoring	166	44.72%	131	27.31%
Other	5	1.63%	10	2.83%
Unallocated	-	N/A	-	N/A
Totals	$ 1,302	100.00%	$ 1,526	100.00%

The allowance for credit losses is established upon management's evaluation of the potential credit losses in the Company's loan portfolio. In analyzing the adequacy of the Company's allowance, management considers its own review as well as the results of independent external credit reviews, changes in the composition and volume of the loan portfolio, levels of non-performing and charge-off loans, local and national economic conditions, and other factors. Performing loans are evaluated under the guidelines of FASB 5 and other current accounting literature. Performing commercial, financial, and agricultural loans are evaluated on a loan by loan basis. Other performing loans are evaluated on a pooled basis. Nonperforming and other impaired loans are evaluated on a loan by loan basis under the guidelines of FASB 114. (See "Critical Accounting Issues – Allowance for Credit Losses" for further details regarding the determination of the allowance).

Noninterest Income. Noninterest income increased from $1,161,000 in 2002 to $1,580,000 in 2003, a change of $419,000, or 36%. Most of the increase was due to gains on sale of equity securities by the Company. In 2003, a gain on securities of $891,000 at WebFinancial Corporation was partially offset by a loss on sale of other assets of $80,000 at WebBank. In 2002, a gain on sale of securities at WebFinancial Corporation of $318,000 was supplemented by a gain on sale of other assets of $90,000 at WebBank. Miscellaneous income decreased from $441,000 in 2002 to $275,000 in 2003. The primary difference between years was a $112,000 recovery in 2002 of a security written off in a prior year.

Noninterest Expenses. Noninterest expense increased from $3,096,000 in 2002 to $3,623,000 in 2003, a change of $527,000, or 17%. The primary reasons for the increase were a $334,000 loss on impairment of securities available-for-sale in 2003 and a $268,000 increase between years in management and broker fees incurred in the Factoring Program.

Income Taxes. Income tax benefits of $(756,000) and $(10,000) were recorded in 2003 and 2002, respectively. During 2003, the Company reduced its valuation reserve for a deferred tax asset by $1,302,000 resulting in a deferred tax benefit of $(757,000) offset by a current tax provision of $1,000. The decrease in valuation reserve in 2003 represented the amount of valuation allowance remaining at WebBank. Since its inception in 1998, WebBank had experienced a history of inconsistent earnings which made it "more likely than not" that some portion or all of the deferred tax assets would not be recognized. Therefore, a valuation allowance was established in accordance with FASB 109, paragraph 17e. As of December 31, 2003, the Company determined that, based on the two previous year's earnings and the prospect for similar performance in the foreseeable future, it was "more likely than not" that all of WebBank's deferred tax assets would be recognized. In 2002, the Company recorded a current tax benefit of $(10,000).

Interest Rate Risk

Movements in interest rates can significantly impact the interest the Company earns on loans and investments as well as the interest it pays on deposits and other borrowings. The Company monitors the risk through the use of gap measurement. Gap measurement analyzes the difference between the amount of assets that reprice during specific periods of time and the amount of liabilities that reprice during the same corresponding periods. This provides a relative measure of the impact on net interest income from future changes in the direction of interest rates. Using gap measurement, if the Company has more assets repricing or subject to change during a period of time than liabilities, it is asset sensitive. If more liabilities reprice or are subject to change than assets, it is liability sensitive. As of December 31, 2003, the interest sensitivity of WebBank for the following periods was as follows:

	Three Months or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non-Interest Bearing	Total
Assets						
Interest-bearing deposits in other financial institutions	$ 1,603	$ -	$ -	$ -	$ 10	$ 1,613
Securities available for sale	9	27	30	8	-	74
Securities held to maturity	-	-	40	8	-	48
Federal funds sold	965	-	-	-	-	965
Loans, net	5,542	2,499	2,261	2,928	-	13,230
Non-interest earning assets, net	-	-	-	-	3,224	3,224
Total Assets	$ 8,119	$ 2,526	$ 2,331	$ 2,944	$ 3,234	$ 19,154
Liabilities and Shareholders Equity						
Noninterest-bearing deposits	$ -	$ -	$ -	$ -	$ 206	$ 206
Interest-bearing deposits	2,548	5,201	3,962	-	-	11,711
Other liabilities	-	-	-	-	324	324
Shareholders' equity	-	-	-	-	6,913	6,913
Total liabilities and shareholders equity	$ 2,548	$ 5,201	$ 3,962	$ -	$ 7,443	$ 19,154
Interest rate sensitivity gap	$ 5,571	$ (2,675)	$ (1,631)	$ 2,944	$ (4,209)	$ -
Cumulative interest rate sensitivity gap	$ 5,571	$ 2,896	$ 1,265	$ 4,209	$ -	$ -
Cumulative % of rate sensitive assets in repricing period	42.39%	55.58%	67.75%	83.12%	100.00%	N/A
Repricing gap % for repricing period	318.64%	48.57%	58.83%	N/A	43.45%	N/A
Cumulative repricing gap %	318.64%	137.37%	110.80%	135.94%	100.00%	N/A

The Cumulative Repricing GAP %'s above, which are greater than 100%, indicate that WebBank is asset sensitive for all cumulative repricing periods presented. The Company's focus has been to remain asset sensitive in periods of historically low interest rates. This has been accomplished by lending almost exclusively on a variable rate basis and extending the maturities of the Company's brokered certificates of deposit as necessary to create the level of interest sensitivity the Company desires. As rates rise, the Company's loans will reprice more quickly on average than the deposit base, creating larger interest margins and higher interest income. If interest rates decrease, the opposite effect will occur, however to a lesser degree. Downside protections include the fact that interest rates are at historic low levels and the fact that 72% of the loans in the commercial loan portfolio have interest rate floors.

Market Risk

The Company invests in securities from time to time which expose it to a risk of loss arising from adverse changes in prices of those securities. Some investments are of a fixed income variety such as U.S. Treasuries, U.S. Agencies, and municipal securities. Other investments are of the equity variety such as securities of public companies that are publicly traded. In both cases, the securities are accounted for under the guidelines of FASB 115. The Company classifies its securities as either "available for sale," which are recorded at the lower of cost or fair value or "held to maturity," which are recorded at cost. The Company has never engaged in practices that would require classification of its securities as "trading." The Company recognized gains on sales of available-for-sale securities of $891,000 and $0 in the years 2003 and 2002, respectively. The Company also recorded a loss on the impairment of available-for-sale securities of $334,000 and $0 in the years 2003 and 2002, respectively.

Liquidity and Capital Resources

Liquidity risk is the possibility that the Company's cash flows might not be adequate to fund its ongoing operations and meet its obligations in a timely and cost effective manner. It monitors liquidity risk primarily through GAP methodology, that is, the measurement of how quickly its assets mature versus how quickly its liabilities mature. If more assets mature in a given time period than liabilities, the Company is asset sensitive. The more asset sensitive the Company is, the more liquid it is because the existing funding sources are available to replace any assets that run off. A sample of WebBank's liquidity positions for the next six months and one year from December 31, 2003 are shown below:

	Six Months	One Year
Cumulative Total Assets Maturing ($000)	8,869	9,287
Cumulative Total Liabilities Maturing ($000)	4,269	7,289
Cumulative Maturity GAP ($000)	4,600	1,998
Cumulative Maturity GAP (%)	207.8	127.4

The Cumulative Maturity GAP %'s for the next six and twelve months, which are greater than 100%, indicate that WebBank is asset sensitive for those periods. The Company has tried to be matched or slightly asset sensitive in order to moderate liability risk. This has been accomplished by focusing asset growth on purchased receivable lending, which has short maturities, and matching or extending the maturities of the Company's brokered certificates of deposit as necessary to create the level of liquidity it desires, taking into consideration the levels of other risks such as interest rate risk.

At December 31, 2003 and December 31, 2002, the Company's cash and cash equivalents totaled $7,245,000 and $6,546,000, respectively. The cash balances at December 31, 2003 and December 31, 2002 included liquidity to fund expected growth in purchased receivables. However, notices of termination have been given with respect to two agreements included in the factoring program and, based on the terms of the factoring agreements, the other parties to the factoring agreements have the right to purchase the Company's current portfolio of purchased receivables. One party purchased approximately $500,000 of the factoring portfolio in February 2004. The Company used the proceeds to reduce outstanding certificates of deposit. If the remainder of the receivables is purchased, the Company also intends to use those proceeds to reduce the outstanding certificates of deposit as they mature. Funding for WebBank is obtained primarily from certificates of deposit obtained through brokers and from a $500,000 unsecured line of credit with a local correspondent bank. Management believes that the Company's current cash and cash equivalent balances, expected operating cash inflows, and WebBank borrowing sources are adequate to meet the Company's liquidity needs through at least the next 12 months.

The Company recently filed a registration statement with the Securities and Exchange Commission in order to offer shares of common stock to holders of subscription rights who choose to exercise those rights. The purpose of this offering is to raise up to $10,000,000 to be used for additional working capital for the Company's business and general corporate purposes.

The Company and Steel Partners, Ltd., an entity controlled by the Company's Chairman, devote significant time to exploration of potential acquisition and other business opportunities. There can be no assurance that the Company will be able to acquire an additional business, or that such business will be profitable. In order to finance an acquisition, the Company may be required to incur or assume indebtedness or issue securities.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk. In the normal course of business, these financial instruments include commitments to extend credit in the form of loans or through letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Commitments to extend credit are agreements to lend to a customer, provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policy in making commitments and conditional obligations as they do for on-balance sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. At December 31, 2003 and 2002, the Company had no undisbursed commercial loan commitments or consumer credit card loan commitments. For the same periods, the Company's undisbursed accounts receivable factoring commitments totaled approximately $8,138,000 and $6,382,000, respectively. Notices of termination have been issued with respect to certain accounts receivable factoring and service arrangements. See "Risk Factors – Our business could be harmed if a certain accounts receivable factoring and servicing arrangement terminates" and "Note 20 – Subsequent Events" to the Company's Consolidated Financial Statements.

Critical Accounting Issues

Allowance For Credit Losses

Management utilizes a comprehensive loan grading system to determine risk potential in its loan portfolio. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. The amount of allowance for credit losses assigned to a loan or group of loans is determined by the category of loan as described below:

- The allowance for credit losses for non-impaired commercial loans is calculated on a loan by loan basis. Each loan is assigned a grade ranging from 1 (excellent) to 7 (substandard). A two dimensional matrix is used to determine the amount of allowance assigned.

  One axis of the matrix consists of six risk factors which could contribute to a potential loss for that loan. The risk factors cover both a) elements related specifically to the loan such as financial condition of the borrower and value of collateral and b) elements related to external matters such as the condition of the local economy or industry trends. Each of the risk factors is assigned a percentage weight which reflects the potential risk of loss relative to each of the other five factors.

The second axis of the matrix consists of up to five risk levels. Each of the risk levels is represented by a percentage figure that equals the portion of the outstanding loan balance that is expected to be a loss. The risk level percentage falls within a range of percentages assigned to that grade based on historical loss experience.

The allowance for credit losses for a particular loan is calculated by matching one of the five risk levels to each of the six risk factors. The product of the risk level percentage and the risk factor weight is calculated for each risk factor and all six are summed to produce the allowance for credit loss percentage used for that loan.

The matrix approach allows the Company to quantify, in a logical fashion based on both historical experience and currently available information, whether or not a future credit loss is probable and, if so, approximately how much that loss will be. This methodology, in the Company's opinion, complies with the guidelines of the FASB's SFAS No. 5, "Accounting for Contingencies" and related accounting and regulatory guidelines.

The above calculation is performed for non-impaired commercial loans ranging from grade 1 (excellent) to grade 7 (substandard). For loans graded 8 (doubtful) or 9 (loss), which are considered impaired, the matrix is not used. The allowance for credit losses for impaired loans is calculated using the guidelines of SFAS No. 114, "Accounting for Creditors for Impairment of a Loan." A loan is considered impaired if it is probable that the Company will not collect all amounts due according to the contractual terms of the original loan agreement. The preferred methodology for calculating impairment under SFAS No. 114 is to calculate the present value of expected cash flows from the loan and subtract that from the current book value of the loan. The difference, if positive, requires additional allowance for credit losses. If the loan is collateral dependent, another methodology used is to determine the market value of the collateral, less selling expenses, and subtract that from the current book value of the loan. The difference, if positive, requires additional allowance for credit losses.

- The allowance for credit losses for non-impaired purchased receivables is calculated on a pooled or group basis. The allowance amount is based on a percentage of outstanding receivables which takes into consideration a combination of historical loss experience and industry loss experience. The allowance for credit losses for impaired purchased receivables is calculated on a loan by loan basis in accordance with the guidelines of FASB 114 as described above.

- The allowance for credit losses for credit card loans is calculated on a pooled or group basis. The allowance amount is based on a percentage of outstanding receivables which takes into consideration a combination of historical loss experience and current trends.

Equity Securities Available For Sale

The Company, both directly and through its WebBank subsidiary, has investments in equity securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from earnings and reported, until realized, in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Determination of whether a decline in market value is other than temporary may be subjective because it requires significant estimates of the projected financial condition of the issuer, of the industry in which the issuer operates, and of local, regional, and national economies. See Notes 1 and 2 of the Notes to Consolidated Financial Statements for a description of the methodology used by the Company to determine the cost and fair value of equity securities available for sale.

Deferred Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The net change in the total deferred tax valuation allowance for the year ended December 31, 2003 was a decrease of $1,302,000. The decrease represented the amount of valuation allowance remaining at WebBank. Since its inception in 1998, WebBank had experienced a history of inconsistent earnings which made it "more likely than not" that some portion or all of the deferred tax assets would not be recognized. Therefore, a valuation allowance was established in accordance with FASB 109, paragraph 17e. As of December 31, 2003, the Company determined that, based on the two previous year's earnings and the prospect for similar performance in the foreseeable future, it was "more likely than not" that all of WebBank's deferred tax assets would be recognized. See Notes 1 and 12 of the Notes to Consolidated Financial Statements for a further description of the methodology used by the Company to determine the deferred tax valuation allowance.

Impact of Recently Issued Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The Company adopted SFAS No. 149 with no material impact on its financial condition or results of operations for the year ended December 31, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 improves financial reporting by establishing standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 with no material impact on its financial condition or results of operations for the year ended December 31, 2003.

WebBank adopted Emerging Issues Task Force (EITF) 03-1, "The Meaning of Other than Temporary Impairment and Its Application to Certain Investments,"as of December 31, 2003. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," that are impaired at the balance sheet date, but an other-than-temporary impairment has not been recognized. The disclosure requires a table of securities which have unrealized losses as of the reporting date, distinguished between securities which have been in a continuous unrealized loss position for 12 months or more and less than 12 months. The table is to include aggregate unrealized losses and fair value of securities whose fair value are below book value as of the reporting date. Additional information, in narrative form, is required that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that the investor considered in reaching the conclusion that the impairments are not other than temporary. At December 31, 2003, the Company did not have any unrealized losses on investment securities.

FORWARD-LOOKING STATEMENTS

THE FOLLOWING IMPORTANT FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY FORWARD-LOOKING STATEMENTS MADE IN THIS ANNUAL REPORT ON FORM 10-KSB AND PRESENTED ELSEWHERE BY MANAGEMENT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. A NUMBER OF UNCERTAINTIES EXIST THAT COULD AFFECT THE COMPANY'S FUTURE OPERATING RESULTS, INCLUDING, WITHOUT LIMITATION, GENERAL ECONOMIC CONDITIONS, CHANGES IN INTEREST RATES, THE COMPANY'S ABILITY TO ATTRACT DEPOSITS, AND THE COMPANY'S ABILITY TO CONTROL COSTS. BECAUSE OF THESE AND OTHER FACTORS, PAST FINANCIAL PERFORMANCE SHOULD NOT BE CONSIDERED AN INDICATION OF FUTURE

PERFORMANCE. THE COMPANY'S FUTURE OPERATING RESULTS MAY VARY SIGNIFICANTLY. INVESTORS SHOULD NOT USE HISTORICAL TRENDS TO ANTICIPATE FUTURE RESULTS AND SHOULD BE AWARE THAT THE TRADING PRICE OF THE COMPANY'S COMMON STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS IN RESPONSE TO QUARTERLY VARIATIONS IN OPERATING RESULTS AND OTHER FACTORS, INCLUDING THOSE DISCUSSED BELOW.

Risk Factors

The following paragraphs discuss certain factors that may affect the Company's financial condition and operations and should be considered in evaluating us. For the purposes of the following paragraphs, unless the context otherwise requires, the terms "we," "us" and "our" refer to WebFinancial Corporation.

Reliance on brokered certificates of deposit could have a negative effect on our liquidity and operating results.

Our funding depends primarily on brokered certificates of deposit. Brokered certificates of deposit are time deposits, generally in amounts of $100,000 or less, placed in a bank by a broker. The broker receives a fee from the bank and/or the depositor for providing this intermediary service. Depositors that invest in brokered certificates of deposit are generally interest rate sensitive and well informed about alternative markets and investments. Consequently, funding with brokered certificates of deposit may not provide the same stability to a bank's deposit base as traditional local retail deposit relationships. Because of our dependence on the market for brokered certificates of deposit (98% of WebBank's total deposits at December 31, 2003), our liquidity may be negatively impacted if that funding source experiences supply difficulties due to loss of investor confidence or a flight to higher quality investments such as U.S. Treasury securities. In addition, only banks that are determined to be "well capitalized" by their regulatory agencies are permitted to issue brokered certificates of deposit without restriction. In the event WebBank were no longer classified as "well capitalized," we might be required to obtain permission from our regulators to issue brokered certificates of deposit, which could be denied under certain circumstances.

Our operating results may be negatively impacted by a change in interest rates required to obtain brokered certificates of deposit. An explanation of how this could negatively impact "rate differentials" is provided in the following risk factor entitled "Changes in interest rates could have a negative effect on our operating results." In general, increases in interest rates on brokered certificates of deposit will reduce our operating income. Increases in the rates we pay for brokered certificates of deposit could occur because of various reasons including shifts in the Treasury yield curve, a loss of confidence in the market for brokered certificates of deposit, or a deterioration of WebBank's financial condition.

Changes in interest rates could have a negative effect on our operating results.

Our earnings depend substantially on "rate differentials," which are the differences between the rates we earn on loans, securities and other earning assets, and the interest rates we pay on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Changes in interest rates impact the level of loans, deposits and investments, the credit profile of existing loans, the rates received on loans and securities and the rates paid on deposits and borrowings. Significant fluctuations in interest rates may adversely affect our financial condition and results of operations.

Significant new laws or changes in existing laws or monetary policy affecting the banking industry could have a material adverse affect on our results of operations.

Our banking subsidiary, WebBank, is subject to extensive government regulation and supervision under various state and federal laws, rules and regulations, primarily under the rules and regulations of the FDIC and the State of Utah Department of Financial Institutions. These laws and regulations are designed primarily to protect depositors, borrowers, and the Bank Insurance Fund of the FDIC. WebBank's regulators maintain significant authority to impose requirements on WebBank's operations, such as limiting its activities or mandating that it hold increased capital. For example, WebBank's regulators recently required WebBank to obtain the prior non-objection of the FDIC and Utah Department of Financial Institutions before developing new lines of activity or expanding existing lines of activity, as well as before making changes to its board of directors or senior executive officers. Objections to WebBank's lines of business, enactment of significant new laws, changes in existing laws or repeals of existing laws may cause WebBank's results to change materially. In addition, federal monetary policy, particularly as implemented through the Federal Reserve System, such as changes in interest rates, could affect WebBank's financial condition. Changes in interest rates can affect the number of loans WebBank originates, as well as the value of its loans and other interest-earning assets and the ability to realize gains on the sale of those assets and liabilities. Prevailing interest rates also affect the extent to which borrowers prepay loans owned by WebBank. When interest rates increase, borrowers are less likely to prepay their loans, and vice versa. WebBank may then be required to invest funds generated by those prepayments at less favorable interest rates. Increases in interest rates could hurt the ability of borrowers who have loans with floating interest rates to meet their increased payment obligations. If those borrowers were not able to make their payments, then WebBank could suffer losses, and its level of performing assets would decline.

Our business could be harmed if a certain accounts receivable factoring and service arrangement terminates.

At December 31, 2003, accounts receivable factoring constituted WebBank's principal line of business. We have announced that a notice of termination has been issued with respect to a certain accounts receivable factoring arrangement, with the termination to be effective in May 2004, and that another accounts receivable program was terminated in February 2004. Under the accounts receivable factoring arrangement that is scheduled to be terminated in May 2004, the factoring company has an option to purchase the existing portfolio of accounts receivable from WebBank at book value. The accounts receivable factoring arrangement with that factoring company accounted for approximately 35% and 47% of our consolidated revenues for the years ended December 31, 2002 and 2003, respectively, and 85% and 66% of our consolidated operating income for the years ended December 31, 2002 and 2003, respectively. Under the accounts receivable factoring arrangement that was terminated in February 2004, the factoring company exercised an option to purchase the existing portfolio of accounts receivable from WebBank at book value on March 2, 2004. The accounts receivable factoring arrangement with that factoring company accounted for approximately 5% of our consolidated revenues for the year ended December 31, 2003 and 8% of our consolidated operating income for the year ended December 31, 2003. This arrangement did not account for any revenues in 2002. There can be no assurance that we will be able to successfully enter into a replacement arrangement or arrangements. We believe that if the purchase option for the existing factoring arrangement becomes effective during 2004, WebBank will (a) not generate any gain or loss as a result of the sale of the portfolio because the factoring company has elected to purchase the portfolio of accounts receivable at WebBank's net book value, and (b) generate approximately $6 million of cash as a result of the sale of the portfolio. Nevertheless, in light of the significant revenue and operating income attributable to this factoring arrangement, we believe an exercise of the purchase option significantly prior to December 31, 2004 could have a significant adverse effect on our net income during 2004.

We face substantial competition in our industry sector from banking and financial institutions that have larger and greater financial and marketing capabilities, which may hinder our ability to compete successfully.

The banking and financial services businesses in our lines of business are highly competitive. The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete with many different banking and financial institutions, including:

- commercial and savings banks and savings and loan associations;
- credit unions;
- finance companies;
- brokerage and investment banking firms; and
- asset-based non-bank lenders.

All of these entities are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies, and as a result may have greater resources and lower cost of funds. There can be no assurance that we will be able to compete effectively in the future.

We could sustain losses if we incorrectly assess the creditworthiness of borrowers, guarantors or related parties.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if our borrowers, guarantors or related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could hurt our business and financial condition.

We are subject to credit and interest rate risk in excess of an amount recognized on our balance sheet.

We are a party to financial instruments with off-balance sheet risk. In the normal course of business, these financial instruments include commitments to extend credit in the form of loans or through letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Commitments to extend credit are agreements to lend to a customer, provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policy in making commitments and conditional obligations as we do for on-balance sheet instruments. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. At December 31, 2003 and 2002, we had no undisbursed commercial loan commitments or consumer credit card loan commitments. For the same periods, our undisbursed accounts receivable factoring commitments totaled approximately $8,138,000 and $6,382,000, respectively.

We may expand into new non-banking activities, which would expose us to risks associated with new businesses.

We continue to consider new business opportunities, both bank-related and otherwise. We believe that an acquisition can help create value for stockholders through increased growth, as well as the utilization of our net operating losses. Accordingly, we may expand our operations into new non-banking activities in the future. Although we have experience in providing bank-related services, this expertise may not assist us in expansion into non-banking activities. As a result, we may be exposed to risks associated with new businesses, such as (1) a lack of market and product knowledge or awareness of other industry related matters and (2) an inability to attract and retain qualified employees with experience in these non-banking activities.

Our business could be harmed if there is a non-favorable resolution to the legal proceeding commenced against us by Andrew Winokur.

In January 2000, Mr. Winokur, a former executive officer, director and stockholder of Praxis Investment Advisors, Inc., one of our subsidiaries, filed a lawsuit in the Superior Court of the State of California, County of Napa. The lawsuit alleges that Praxis breached its employment agreement with Mr. Winokur. The lawsuit also asserts claims for interference with contract and unjust enrichment based upon his alleged wrongful termination. The lawsuit seeks damages of an unspecified amount and compliance by Praxis with the termination pay-out provisions in Mr. Winokur's employment agreement.

On March 4, 2002, the lawsuit was submitted to binding arbitration. The panel found no breach of contract and no intentional interference with Mr. Winokur's contractual rights. However, the panel found that Mr. Winokur was entitled to the termination pay-out provision in his employment agreement. Under this provision, Mr. Winokur could potentially be entitled to receive certain compensation based on (i) an investment bank valuation of WebBank, if we accept such valuation, or (ii) the proceeds of a sale of WebBank, if we reject such valuation. While Mr. Winokur would not be entitled to receive any compensation in the event that the sale does not exceed a predetermined amount as provided in the employment agreement, which amount is defined as the amount of capital invested by the stockholders of Praxis and WebBank in such companies, plus a cumulative annual rate of return of ten percent as of the date of sale, we may be forced to sell WebBank if the sale price exceeds such predetermined amount, even if we do not want to sell WebBank. In addition, if the sale price of WebBank exceeds the predetermined amount but is less than the investment bank valuation of WebBank, we may be required to sell WebBank at less than its value. We do not have any alternative financing plans to make this payment in the event such payment is required.

At the present time, Mr. Winokur has ceased to participate in the process of valuing WebBank. However, since there may be no time limitation on Mr. Winokur's claim, the valuation process may proceed in the future and if we are required to make a payment, our business could be harmed.

Item 7. Financial Statements

See the Company's Consolidated Financial Statements beginning on page F-1.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, such as this Form 10-KSB, is reported in accordance with the Securities and Exchange Commission's rules. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Form 10-KSB, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Securities Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to insure that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and regulations. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Certifications of the Chief Executive Officer and Chief Financial Officer regarding, among other items, disclosure controls and procedures are included as exhibits to this Form 10-KSB.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

Directors

The following sets forth the name, present principal occupation, employment and material occupations, positions, offices and employments for the past five years and ages as of March 29, 2004, for the directors of the Company. Members of the Board of Directors are elected at the annual meetings of stockholders and serve until their respective successors shall have been duly elected and qualified.

NAME AND AGE	OCCUPATION AND OTHER DIRECTORSHIPS
Warren G. Lichtenstein (38) (term expires 2004)	Mr. Lichtenstein has served as a director of the Company since 1996 and as Chairman and Chief Executive Officer of the Company since December 1997. He also served as President of the Company from December 1997 through December 2003. Mr. Lichtenstein has served as the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P. ("Steel") since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Old Ltd."), the general partner of Steel Partners Associates, L.P., which was the general partner of Steel, from 1993 until prior to January 1, 1996. Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein has served as a director and the Chief Executive Officer of Gateway Industries, Inc. ("Gateway"), a provider of database development and Web site design and development services, since 1994 and as Chairman of the Board since 1995. He has served as a director of SL Industries, Inc. ("SL"), a designer and producer of proprietary advanced systems and equipment for the power and data quality industry, from 1993 to 1997 and since January 2002. He has served as the Chairman of the Board and Chief Executive Officer of SL since February 2002. Mr. Lichtenstein has served as a Director and the President and Chief Executive Officer of Steel Partners, Ltd. ("New Ltd."), a management and advisory company that provides management services to Steel and other affiliates of Steel, since June 1999 and as its Secretary and Treasurer from May 2001 to December 2003. Mr. Lichtenstein served as President of an entity previously known as Steel Partners Services, Ltd. ("SPS"), a management and advisory company, from October 1999 through March 2002. SPS provided management services to Steel and other affiliates of Steel until March 2002, when New Ltd. acquired the rights to provide certain management services from SPS. He has also served as Chairman of the Board of Directors of Caribbean Fertilizer Group Ltd. ("Caribbean Fertilizer"), a private company engaged in the production of agricultural products in Puerto Rico and Jamaica, since June 2000. Mr. Lichtenstein is also a director of the following other publicly held companies: Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, and United Industrial Corporation ("UIC"), a designer and producer of defense, training, transportation and energy systems. He also serves as Chairman of the Board of UIC. Mr. Lichtenstein devotes such time to the Company's business affairs and operations as he deems necessary to perform his duties, which changes from time to time.

Jack L. Howard (42) (term expires 2004)	Mr. Howard has served as a director of the Company since 1996 and Vice President since December 1997. From December 1997 to May 2000, Mr. Howard served as Secretary, Treasurer and Chief Financial Officer of the Company. For more than the past five years, Mr. Howard has been a principal of Mutual Securities, Inc., a registered broker-dealer. He served as Vice President of Gateway since December 2001 and as a director since May 1994. Mr. Howard is a director of Pubco Corporation, a manufacturer and distributor of printing supplies and construction equipment. Mr. Howard devotes such time to the Company's business affairs and operations as he deems necessary to perform his duties, which changes from time to time.
Joseph L. Mullen (57) (term expires 2004)	Mr. Mullen has served as a director of the Company since 1995. Since January 1994, Mr. Mullen has served as Managing Partner of Li Moran International, a management consulting company, and has functioned as a senior officer overseeing the merchandise and marketing departments for such companies as Leewards Creative Crafts Inc., Office Depot of Warsaw, Poland, and Camelot Music.
Mark E. Schwarz (43) (term expires 2004)	Mr. Schwarz has served as a director of the Company since July 2001. He has served as the general partner, directly or through entities which he controls, of Newcastle Partners, L.P., a private investment firm, since 1993. Mr. Schwarz was Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., formerly a Hunt-affiliated registered investment advisor, from May 1993 to 1996. Mr. Schwarz currently serves as a director of the following companies: SL; Nashua Corporation, a specialty paper, label, and printing supplies manufacturer; Bell Industries, Inc., a provider of computer systems and services; and Pizza Inn, Inc., a franchisor and operator of pizza restaurants. Mr. Schwarz has served as a director and Chief Executive Officer and President of Geoworks Corporation, an entity with no significant business operations, since May 2003. Mr. Schwarz has also served as Chairman of the Board of Directors of Hallmark Financial Services, Inc., a property and casualty insurance holding company, since October 2001, and as its Chief Executive Officer since January 2003. From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin Corporation ("Aydin"), a defense electronics manufacturer.
Howard Mileaf (67) (term expires 2004)	Mr. Mileaf has served as a director of the Company since December 2002. He has been a director of Neuberger Berman Mutual Funds since 1985. Mr. Mileaf has served as a director of WHX Corporation ("WHX"), a NYSE listed holding company, since August 2002. From May 1993 to December 2001, Mr. Mileaf served as Vice President and General Counsel of WHX.

Executive Officers

The following sets forth the name, present principal occupation, employment and material occupations, positions, offices and employments for the past five years and ages as of March 29, 2004, for the executive officers of the Company, who are not also directors of the Company.

NAME AND AGE	OCCUPATION AND OTHER DIRECTORSHIPS
Glen M. Kassan (60)	Mr. Kassan has served as Vice President, Chief Financial Officer and Secretary of the Company since June 2000. He has served as Executive Vice President of New Ltd. since March 2002. Mr. Kassan served as Executive Vice President of SPS from June 2001 through March 2002 and Vice President from October 1999 through May 2001. He has also served as Vice Chairman of the Board of Directors of Caribbean Fertilizer since June 2000. Mr. Kassan is a director and has served as President of SL since January 2002 and February 2002, respectively. From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services company which Mr. Kassan co-founded in 1994 and initially served as Vice Chairman and Chief Financial Officer. Mr. Kassan is currently a director of UIC. Mr. Kassan devotes such time to the Company's business affairs and operations as he deems necessary to perform his duties, which changes from time to time.
James R. Henderson (46)	Mr. Henderson has served as President and Chief Operating Officer of the Company since December 2003, and was the Vice President of Operations of the Company from September 2000 through December 2003. He has also served as a director of the WebBank subsidiary since March 2002 and a director and Chief Operating Officer of WebFinancial Holding since January 2000. Mr. Henderson has served as a Vice President of New Ltd. since March 2002. Mr. Henderson served as a Vice President of SPS from August 1999 through March 2002. He has also served as President of Gateway since December 2001. Mr. Henderson served as a director and acting Chief Executive Officer of ECC International Corp., a manufacturer and marketer of computer controlled simulators for training personnel to perform maintenance and operator procedures on military weapons, from December 1999 and July 2002, respectively, until September 2003. He has served as a director of SL since January 2002. He has also served as a director of Del Global Technologies Corp., a designer and manufacturer of medical imaging and diagnostic systems, since November 2003. From January 2001 to August 2001, Mr. Henderson served as President of MDM Technologies, Inc., a direct mail and marketing company that was principally controlled by the Company's Chief Executive Officer and Chairman. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin, which included a tenure as President and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions provider. Mr. Henderson devotes such time to the Company's business affairs as he deems necessary to perform his duties, which changes from time to time.

Audit Committee Financial Expert

The Board of Directors has an established audit committee comprised of Howard Mileaf, Joseph L. Mullen, and Mark E. Schwarz. The Board has determined that Howard Mileaf has the requisite education, background and experience to be considered an audit committee "financial expert" as that term is defined by the Securities and Exchange Commission and is "independent" as the term is used in Item 7(d) (3) (iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of copies of such forms received by it, or written representations from certain reporting persons, the Company believes that, during the fiscal year ended December 31, 2003, there was compliance with all Section 16(a) filing requirements applicable to officers, directors, and greater-than 10% stockholders.

Code of Conduct and Ethics

The Company has adopted a Code of Conduct and Ethics that applies to the Company's principal executive officer, principal financial officer, and other persons performing similar functions. A copy of the Code of Conduct and Ethics has been filed as an exhibit to this Annual Report.

Item 10. Executive Compensation

Summary Compensation

The following table sets forth information concerning the compensation paid by the Company during the fiscal years ended December 31, 2003, 2002 and 2001 to the Company's Chief Executive Officer. No other executive officer of the Company received annual compensation in excess of $100,000 during the fiscal year ended December 31, 2003.

		Annual Compensation		**Long-Term Compensation**	
Name and Principal Position	Fiscal Year	**Salary($)**	**Bonus($)**	**Securities Underlying Options(#)**	**All Other Compensation ($)(1)**
Warren Lichtenstein, Chairman and Chief Executive Officer	2003	--	--	--	310,000
	2002	--	--	--	310,000
	2001	--	--	--	310,000

(1) Represents aggregate management fees earned by New Ltd. (for 2003 and for a portion of 2002) and SPS (for a portion of 2002), entities controlled by Warren Lichtenstein, from the Company. For information relating to the management functions performed by such entities, see "Certain Relationships and Related Transactions."

Stock Options

None of the Company's executive officers were granted any options during the fiscal year ended December 31, 2003, nor did Mr. Lichtenstein hold any stock options as of December 31, 2003.

Employment Agreements

The Company currently has no employment agreements, compensatory plans, or arrangements with any executive officer.

Director Compensation

The Board of Directors has authorized the payment to each of the Company's non-employee directors a retainer fee of $3,000 per quarter in cash for his services as a director during 2003 and meeting fees of $1,000 per meeting of the Board and $500 per meeting of a committee of the Board ($375 to the extent such committee meeting is held on the same day as a Board meeting) during 2003 pursuant to the terms of the Long Term Stock Incentive Plan (the "Plan"). Pursuant to Plan, the three non-employee directors entitled to such fees elected to receive their fees in stock options in lieu of cash, with exercise prices based on the market price of the Common Stock on the date of grant. Officers, who are directors, do not receive annual or per meeting compensation. Howard Mileaf, as chairman of the audit committee, receives chairmanship fees of $2,500 per quarter. During 2003, the Company's non-employee directors were also paid $10,000 each for their review of the registration statement prepared by the Company in connection with its subscription rights offering.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as of March 9, 2004 regarding the beneficial ownership of the Common Stock by each person known by the Company to own beneficially more than 5% of the Common Stock, by each director of the Company, the Chief Executive Officer, and by all directors and executive officers as a group.

Name and Address	Amount and Nature of Beneficial Ownership (1)	Percentage of Class
Warren G. Lichtenstein c/o Steel Partners II, L.P. 590 Madison Avenue, 32nd Floor New York, New York 10022	1,739,845 (2)	39.8%
Steel Partners II, L.P. 590 Madison Avenue, 32nd Floor New York, New York 10022	1,737,345	39.8%
Jack L. Howard c/o Mutual Securities, Inc. 590 Madison Avenue, 32nd Floor New York, New York 10022	42,617 (3)	*
Joseph L. Mullen c/o LiMoran International, Inc. 611 Broadway, Suite 722 New York, New York 10012	15,962 (4)	*
Mark E. Schwarz c/o Newcastle Capital Management, L.P. 300 Crescent Court, Suite 1110 Dallas, Texas 75201	10,344 (5)	*
Howard Mileaf 64 Brookdale Court Highland Park, New Jersey 08904	955 (6)	*
All directors and executive officers as a group (seven persons)	1,859,723 (7)	41.9%

*Less than 1%

(1) A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days after March 9, 2004 upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and that are currently exercisable (i.e., that are exercisable within 60 days after March 9, 2004) have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(2) Consists of (i) 2,500 shares of common stock owned directly by Mr. Lichtenstein; and (ii) 1,737,345 shares of common stock owned by Steel Partners II, L.P., which is also separately listed in the security ownership table. As the sole managing member of the general partner of Steel, Mr. Lichtenstein has sole voting and investment power over the 1,737,345 shares owned by Steel. Mr. Lichtenstein disclaims beneficial ownership of the shares of common stock owned by Steel except to the extent of his pecuniary interest therein.

(3) Consists of (i) 36,417 shares of common stock owned directly by Mr. Howard; (ii) 3,000 shares of common stock owned by Mr. Howard in joint tenancy with his spouse; and (iii) 3,200 shares of common stock owned by JL Howard, Inc., a California corporation controlled by Mr. Howard. Mr. Howard and his spouse have shared voting and investment power over the 3,000 shares owned in joint tenancy and the 3,200 shares owned by JL Howard, Inc.

(4) Consists of (i) 4,285 shares of common stock; and (ii) 11,677 shares of common stock issuable upon the exercise of options within 60 days of March 9, 2004 granted to Mr. Mullen.

(5) Consists of 10,344 shares of common stock issuable upon the exercise of options within 60 days of March 9, 2004 granted to Mr. Schwarz.

(6) Consists of 955 shares of common stock issuable upon the exercise of options within 60 days of March 9, 2004 granted to Mr. Mileaf.

(7) Consists of the shares and options held by the directors and executive officers named in this security ownership table and 50,000 shares of common stock issuable upon the exercise of options within 60 days of March 9, 2004 held by executive officers who are not specifically named in this security ownership table.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted–average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	92,976	$4.48	902,774
Equity compensation plans not approved by security holders	0	$0.00	0
Total	92,976	$4.48	902,774

(1) Consists of the Plan.

Item 12. Certain Relationships and Related Transactions

Pursuant to a management agreement (the "Management Agreement"), approved by a majority of the Company's disinterested directors, between the Company and SPS (and subsequently assigned to Steel Partners, Ltd. ("SPL")), SPL provides the Company with office space and certain management, consulting and advisory services. The Management Agreement is automatically renewable on an annual basis unless terminated by either party, for any reason, upon at least 60 days written notice prior to the end of the year and may be terminated by either party upon 30 days prior written notice to the other party. The Management Agreement also provides that the Company shall indemnify, save and hold SPS harmless from and against any obligation, liability, cost or damage resulting from SPS's actions under the terms of the Management Agreement, except to the extent occasioned by gross negligence or willful misconduct of SPS's officers, directors or employees.

Pursuant to an employee allocation agreement (the "Employee Allocation Agreement") between WebBank and SPS (and subsequently assigned to SPL), Jim Henderson, an employee of SPL and executive officer of the Company, performs services in the area of management, accounting and finances and such other services as are reasonably requested by WebBank. The Employee Allocation Agreement will continue in force until terminated by either of the parties upon 30 days written notice.

Prior to March 26, 2002, the original counterparty to both the Management Agreement and the Employee Allocation Agreement was SPS. As of March 26, 2002, the Management Agreement and the Employee Allocation Agreement described above were assigned by SPS to SPL and the employees of SPS became employees of SPL. Warren Lichtenstein, the Company's President and Chief Executive Officer, is an affiliate of SPL based on his ownership of SPL, directly and through Steel, and by virtue of his positions as Chairman, President and Chief Executive Officer of New Ltd. Mr. Lichtenstein is the sole managing member of the general partner of Steel. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of SPL owned by Steel (except to the extent of his pecuniary interest in such shares of Common Stock).

In consideration of the services rendered under the Management Agreement, SPL charges the Company a fixed monthly fee totaling $310,000 per annum, adjustable annually upon agreement of the Company and SPL. In consideration of the services provided under the Employee Allocation Agreement, SPL charges WebBank $100,000 per annum. The fees payable by WebBank are included in the fees payable by the Company under the Management Agreement. The Company believes that the cost of obtaining the type and quality of services rendered by SPL under the Management Agreement and Employee Allocation Agreement is no less favorable than the cost at which the Company and WebBank, respectively could obtain from unaffiliated entities.

During the fiscal year ended December 31, 2003, SPL billed fees with respect to fiscal 2003 of $310,000 to the Company for services rendered under the Management Agreement. Included in these fees was $100,000 paid by WebBank for services rendered under the Employee Allocation Agreement. During the fiscal year ended December 31, 2002, SPL and SPS billed fees with respect to fiscal 2002 of $232,000 and $77,500 respectively to the Company for services rendered under the Management Agreement. Included in these fees were $100,000 paid by WebBank for services rendered under the Employee Allocation Agreement.

Pursuant to a sourcing and servicing agreement (the "Rockland Agreement") between WebBank and Rockland Credit Finance LLC ("Rockland"), Rockland performs both sourcing and servicing functions on behalf of WebBank related to WebBank's accounts receivable factoring program. During 2003, Rockland was paid $255,000 in cash management fees and earned $1,019,000 in total management fees under the terms of the Rockland Agreement. During 2002, Rockland was paid $56,000 in cash management fees and earned $571,000 in total management fees under the terms of the Rockland Agreement. Management fees are paid quarterly and accrued monthly by WebBank. A notice of termination has been issued with respect to the Rockland accounts receivable factoring and service arrangement. See "Risk Factors – Our business could be harmed if a certain accounts receivable factoring and servicing arrangement terminates" and "Note 20 – Subsequent Events" to the Company's Consolidated Financial Statements.

Item 13. Exhibits and Reports on Form 8-K

(a) **Exhibits:**

See Exhibit Index immediately following the signature page.

(b) **Reports on Form 8-K filed during the fourth quarter of the period covered by this report:**

None

Item 14. Principal Accountant Fees and Services

Audit Fees:

The aggregate fees billed for each of the last two fiscal years of 2003 and 2002 for professional services rendered by Grant Thornton LLP for the audit of the annual financial statements of the Company and its subsidiary WebBank and the review of the financial statements included in the Company's Forms 10-QSB for such fiscal years were approximately $140,000 and $66,000, respectively.

Audit-Related Fees:

The aggregate fees billed for each of the last two fiscal years of 2003 and 2002 for assurance and related services rendered by Grant Thornton LLP were approximately $0 and $2,700, respectively. The services rendered in 2002 involved review of internal control procedures.

Tax Fees:

The aggregate fees billed for each of the last two fiscal years of 2003 and 2002 for professional services rendered by Grant Thornton LLP for tax compliance, tax advice and tax planning for the Company and its subsidiary WebBank were approximately $9,000 and $7,400, respectively.

All Other Fees:

No fees were billed for each of the last two fiscal years of 2003 and 2002 for products and services of Grant Thornton LLP, other than the services reported above.

The Audit Committee has approved in advance any and all audit services, including audit engagement fees and terms, and non-audit services provided to the Company by its independent auditors (subject to the de minimus exception for non-audit services contained in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended), all as required by applicable law or listing standards. The independent auditors and the Company's management are required to periodically report to the Audit Committee the extent of services provided by the independent auditors and the fees associated with these services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1 , 2004

WebFinancial Corporation

By: /s/ Warren G. Lichtenstein
Warren G. Lichtenstein
President, Chief Executive Officer

In accordance with the Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Date
/s/ Warren G. Lichtenstein Warren G. Lichtenstein, President, Chief Executive Officer and Director (Principal Executive Officer)	July 1 , 2004 Date
/s/ Glen M. Kassan Glen M. Kassan Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 1 , 2004 Date
* Jack L. Howard, Director	July 1 , 2004 Date
* Howard Mileaf, Director	July 1 , 2004 Date
* Joseph L. Mullen, Director	July 1 , 2004 Date
* Mark E. Schwarz, Director	July 1 , 2004 Date

* Signed by Warren G. Lichtenstein as attorney-in-fact

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Incorporation, – Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-3 filed October 10, 2003.
3.2	Certificate of Amendment of Certificate of Incorporation – Incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-3 filed October 10, 2003.
3.3	By-laws – Incorporated by reference to Exhibit I-5 to Registration Statement on Form 8-A12G filed March 27, 1995.
10.1	Stock Purchase Agreement, dated January 20, 1998, by and between Praxis Investment Advisors, Inc. and Block Financial Corporation - Incorporated by reference to Exhibit 1 to Quarterly Report on Form 10-Q filed September 17, 1998.
10.2	Form of Subscription and Stockholders Agreement, dated August 31, 1998, by and among Andrew Winokur, Rose's International, Inc., WebBank Corporation, Praxis Investment Advisors, Inc. and Rose's Holdings, Inc. – Incorporated by reference to Exhibit 2 to Quarterly Report on Form 10-Q filed September 17, 1998.
10.3	Form of Assignment, Transfer and Delegation Agreement, dated July 1998, by and among Praxis Investment Advisors, LLC, Andrew Winokur and Rose's International, Inc. – Incorporated by reference to Exhibit 3 to Quarterly Report on Form 10-Q filed September 17, 1998.
**10.4	Form of Employment Agreement, dated July 1998, by and among Praxis Investment Advisors, Inc. and Andrew Winokur – Incorporated by reference to Exhibit 4 to Quarterly Report on Form 10-Q filed September 17, 1998.
**10.5	Form of Management Agreement, dated 1998, by and among Rose's International, Inc., Andrew Winokur, and Praxis Investment Advisors, Inc. – Incorporated by reference to Exhibit 5 to Quarterly Report on Form 10-Q filed September 17, 1998.
**10.6	Rose's Holdings, Inc. Long Term Incentive Plan – Incorporated by reference to Appendix of Definitive Proxy Statement on Schedule 14A filed December 6, 1998.
**10.7	Management Agreement, dated as of January 2000, between WebFinancial Corporation and Steel Partners Services, Ltd. – Incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed March 30, 2004.
14.1	Code of Conduct and Ethics – Incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed March 30, 2004.
21.1	Subsidiaries of Registrant (WebFinancial Holding Corporation; WebBank; WebFinancial Government Lending, Inc.; Praxis Investment Advisors, Inc.; and Web Film Finance, Inc.)
*23.1	Consent of Grant Thornton LLP.
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of The Sarbanes–Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of The Sarbanes–Oxley Act of 2002.
*32.1	Certification of Chief Executive Officer pursuant to Section 906 of The Sarbanes–Oxley Act of 2002.
*32.2	Certification of Chief Financial Officer pursuant to Section 906 of The Sarbanes–Oxley Act of 2002.

* Filed herewith.

** Indicates compensatory plan or arrangement.

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

The consolidated financial statements on the following pages have been prepared by management in conformity with generally accepted accounting principles. Management is responsible for the reliability and fairness of the financial statements and other financial information included herein.

To meet its responsibilities with respect to financial information, management maintains and enforces internal accounting policies, procedures and controls which are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Management believes that the Company's accounting controls provide reasonable, but not absolute, assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period by Company personnel in the normal course of performing their assigned functions. The concept of reasonable assurance is based on the recognition that the cost of controls should not exceed the expected benefits.

The responsibility of our independent auditors, Grant Thornton LLP, is to conduct their audit in accordance with auditing standards generally accepted in the United States of America. In carrying out this responsibility, they planned and performed their audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud.

The Audit Committee of the Board of Directors met three times with management and Grant Thornton LLP to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. Grant Thornton LLP has full and free access to the Audit Committee and met with it by telephone, with and without management being present, to discuss the results of their audit and their opinions on the quality of financial reporting.

By: /s/ Warren G. Lichtenstein
Warren G. Lichtenstein
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Glen M. Kassan
Glen M. Kassan
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of WebFinancial Corporation

We have audited the accompanying consolidated statements of financial condition of WebFinancial Corporation and subsidiaries (a Delaware corporation) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WebFinancial Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Salt Lake City, Utah
March 16, 2004

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Amounts in thousands except share data)

	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks	$ 15	$ 152
Interest bearing deposits in other banks	6,265	2,697
Federal funds sold	965	3,697
Total cash and cash equivalents	7,245	6,546
Investment securities (note 2)		
Held-to-maturity (estimated fair value of $49 and $20 at December 31, 2003 and 2002)	48	19
Available-for-sale	324	1,722
Total investment securities	372	1,741
Loans, net (note 3)	8,819	11,826
Purchased receivables (note 3)		
Accounts receivable factoring	7,352	4,622
Other	268	479
Allowance for credit losses (note 4)	(1,302)	(1,526)
Total loans, net	15,137	15,401
Foreclosed assets	200	36
Premises and equipment, net (note 8)	15	41
Accrued interest receivable	244	259
Goodwill	1,380	1,380
Deferred tax asset (note 12)	757	-
Other assets (note 16)	1,098	761
	$ 26,448	$ 26,165

(continued)

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (continued)

(Amounts in thousands except share data)

Liabilities and Stockholders' Equity		
Deposits:		
Non interest-bearing demand	$ 206	$ 668
NOW/MMA accounts	347	680
Certificates of deposit (note 6)	11,364	12,272
Total deposits	11,917	13,620
Other liabilities	377	919
Total liabilities before minority interests	12,294	14,539
Minority interests	463	356
Commitments and contingencies (notes 7, 11 and 14)	-	-
Stockholders' Equity (notes 2, 10, and 15)		
Preferred stock, 10,000,000 shares authorized, none issued	-	-
Common stock, 50,000,000 shares authorized; $.001 par value, 4,366,866 shares issued and outstanding at December 31, 2003 and at December 31, 2002	4	4
Paid-in capital	36,606	36,606
Accumulated deficit	(22,974)	(25,083)
Accumulated other comprehensive income (loss)	55	(257)
Total stockholders' equity	13,691	11,270
	$ 26,448	$ 26,165

The accompanying notes are an integral part of the consolidated financial statements.

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(Amounts in thousands except share data)

	Year ended December 31, 2003	Year ended December 31, 2002
Interest income		
Loans, including fees	$ 858	$ 1,078
Purchased receivables		
Accounts receivable factoring	3,200	1,429
Other	32	63
Interest bearing deposits in other banks	17	53
Federal funds sold	42	28
Investment securities	84	39
Total interest income	4,233	2,690
Interest expense		
Deposits	336	334
Federal funds purchased	-	1
Total interest expense	336	335
Net interest income before provision (credit) for credit losses	3,897	2,355
Provision (credit) for credit losses (note 4)	394	(60)
Net interest income after provision (credit) for credit losses	3,503	2,415
Noninterest income		
Gain on sale of assets	811	318
Fee income	494	402
Miscellaneous income (note 17)	275	441
Total noninterest income	1,580	1,161
Noninterest expenses (note 5)		
Salaries, wages, and benefits	996	949
Professional and legal fees	441	504
Accounts receivable factoring management and broker fees	867	599
Other management fees – related party	310	310
Loss on impairment of securities available-for-sale	334	-
Other general and administrative	675	734
Total noninterest expenses	3,623	3,096
Operating income	1,460	480
Income tax benefit (note 12)	(756)	(10)
Income before minority interest	2,216	490
(Income) attributable to minority interests	(107)	(31)
Net income	$ 2,109	$ 459

(continued)

CONSOLIDATED STATEMENTS OF EARNINGS (continued)
(Amounts in thousands except share data)

	Year ended December 31, 2003	Year ended December 31, 2002
Income per common share:		
Basic	$ .48	$ .11
Diluted	$ .48	$ .11
Weighted average number of common shares:		
Basic	4,366,866	4,366,866
Diluted	4,368,165	4,367,142

The accompanying notes are an integral part of the consolidated financial statements.

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2003 and December 31, 2002
(Amounts in thousands except share data)

	Common stock		Paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares	Amount				
Balance at January 1, 2002	4,366,866	$ 4	$ 36,606	$ (25,542)	$ 2	$ 11,070
Comprehensive income :						
Net income	-	-	-	459	-	459
Unrealized holding loss arising during period, net of tax	-	-	-	-	(259)	(259)
Total comprehensive income	-	-	-	459	(259)	200
Balance at December 31, 2002	4,366,866	4	36,606	(25,083)	(257)	11,270
Comprehensive income :						
Net income	-	-	-	2,109	-	2,109
Unrealized holding gain arising during period, net of tax	-	-	-	-	312	312
Total comprehensive income	-	-	-	2,109	312	2,421
Balance at December 31, 2003	4,366,866	$ 4	$ 36,606	$ (22,974)	$ 55	$ 13,691

The accompanying notes are an integral part of the consolidated financial statements.

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31, 2003	Year ended December 31, 2002
Cash flows from operating activities:		
Net income from operations	$ 2,109	$ 459
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	107	31
Provision (credit) for credit losses	394	(60)
Depreciation	21	37
Abandonment of premises and equipment	5	-
Gain on sale of securities available-for-sale	(891)	-
Loss on impairment of securities available-for-sale	334	-
Gain on sale of loans	(24)	-
(Gain) loss on sale of foreclosed assets	104	(90)
Write down of foreclosed assets	20	29
Accretion of deferred loan fees, net	(123)	(118)
Amortization of other assets	7	15
Amortization of servicing assets	45	35
Deferred tax asset	(757)	-
Change in operating assets and liabilities:		
Accrued interest receivable	15	(205)
Other assets	(389)	88
Other liabilities	(542)	750
Net cash provided by operating activities	435	971
Cash flows from investing activities:		
Purchase of securities held-to-maturity	(40)	-
Principal payments received on securities held-to-maturity	11	6
Purchase of securities available-for-sale	(2,675)	(2,571)
Sales of securities available-for-sale	2,641	694
Principal payments received on securities available-for-sale	2,302	158
Sale of SBA loans	558	-
Loans originated and principal collections, net	2,357	463
Purchased accounts receivable factoring originated and principal collections, net	(3,330)	(4,622)
Purchased other receivables originated and principal collections, net	211	(479)
Purchase of premises and equipment	-	(3)
Proceeds (settlement adjustments) from sale of foreclosed assets	(68)	528
Net cash provided by (used in) investing activities	1,967	(5,826)

(continued)

WEBFINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year ended December 31, 2003	Year ended December 31, 2002
Cash flows from financing activities:		
Net increase (decrease) in demand deposits	(462)	593
Net increase (decrease) in NOW/MMA accounts	(333)	661
Net increase (decrease) in certificates of deposit	(908)	5,052
Net cash provided by (used in) financing activities	(1,703)	6,306
Net increase in cash and cash equivalents	699	1,451
Cash and cash equivalents at beginning of year	6,546	5,095
Cash and cash equivalents at end of year	$ 7,245	$ 6,546
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 402	$ 273
Cash paid for (refunded from) income taxes	2	(10)

Supplemental disclosure of additional non-cash activities:

At December 31, 2003, the Company had a balance of net unrealized gains on securities of $55, which is shown in accumulated other comprehensive income (loss) on the balance sheet. As a result, accumulated other comprehensive income (loss) was increased by $312. At December 31, 2002, the Company had a balance of net unrealized losses on securities of $(257), which is shown in accumulated other comprehensive income (loss) on the balance sheet. As a result, accumulated other comprehensive income (loss) was decreased by $(259).

During 2003, the Company wrote off premises and equipment with a cost of $18 and accumulated depreciation of $13, and during 2002, the Company wrote off $192 of fully depreciated assets.

During 2003 and 2002, the Company acquired foreclosed assets of $220 and $54, respectively, in lieu of loan payments.

The accompanying notes are an integral part of the consolidated financial statements.

Years Ended December 31, 2003 and December 31, 2002
(All numbers except shares and per share data in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization--The consolidated financial statements include the financial statements of WebFinancial Corporation and its subsidiaries: WebFinancial Holding Corporation ("Holding"), WebBank ("WebBank"), Praxis Investment Advisers, Inc. ("Praxis"), WebFinancial Government Lending, Inc. ("Lending"), and Web Film Financial, Inc. ("Film"), collectively referred to as the Company. WebFinancial Corporation owns 93 percent of WebBank and an unconsolidated individual owns 7 percent of WebBank. WebBank is a Utah-chartered industrial loan corporation, and is subject to comprehensive regulation, examination, and supervision by the Federal Deposit Insurance Corporation ("FDIC"), and the State of Utah Department of Financial Institutions. WebBank provides commercial and consumer specialty finance services. Lending was organized to provide U.S. Department of Agriculture loan originations, sales and servicing. Film was organized to finance the production and distribution of a motion picture. Both Film and Praxis are inactive. All significant intercompany balances have been eliminated in consolidation.

Basis of Presentation and Use of Estimates--The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for credit losses and the valuation of real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents--Cash and cash equivalents include cash and noninterest bearing deposits in depository institutions, plus interest-bearing deposits with banks and investments in cash management funds. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

Income Per Share--Basic income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted income per common share reflects the maximum dilutive effect of common stock issuable upon exercise of stock options and stock warrants.

Investment Securities--The Company classifies its securities as either available-for-sale or held-to-maturity. Held-to-maturity securities are those debt securities that the Company has the ability and intent to hold until maturity. All other securities not included in held-to-maturity are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from earnings and reported, until realized, in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield using the effective-interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale or held-to-maturity are included in earnings and are derived using the specific-identification method.

Loans and Purchased Receivables—The Company, through WebBank, grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

WebBank purchases receivable balances from customers at a discounted rate. The receivables to be purchased from any given customer are determined using WebBank's credit granting policies. Receivable purchases have full recourse to the customer and are accounted for as a purchase under the guidelines of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 140.

Purchased receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-off or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

In February 2004, various agreements regarding purchased receivables were canceled. See Note 20 for additional information.

The Company has originated loans to customers under a United States Department of Agriculture ("USDA") program that generally provides for USDA guarantees of 70 percent to 90 percent of each loan. The Company sold the guaranteed portion of each loan to a third party and retained the unguaranteed portion in its own portfolio. Loans held-for-sale are carried at the lower of cost or estimated market value in the aggregate.

The Company is required to retain a minimum of five percent of each USDA loan sold and to service the loan for the investor. Based on the specific loan sale agreement that the Company enters into with the investor, the difference between the yield on the loan and the yield paid to the buyer is the servicing fee. Loans serviced for others approximated $28,194 and $36,263 at December 31, 2003 and 2002, respectively. These loans are not included in the accompanying statements of financial condition. Fees earned for servicing loans for others are reported as income when the related loan payments are collected, less amortization of the servicing asset. Loan servicing costs are charged to expense as incurred.

Credit related financial instruments--In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under accounts receivable factoring and credit card arrangements. Such financial instruments are recorded when they are funded.

Loan Impairment--A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is secured by collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and finance receivables for impairment disclosures.

Allowance for Credit Losses--The allowance for credit losses is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Credit losses are charged against the allowance when management believes the uncollectibility of a loan or receivable balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the amounts due in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for purchased receivable losses, which is included with the allowance for credit losses, is increased by charges to income and decreased by charge offs (net recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past purchased receivables loss experience, known and inherent risks in the portfolio, adverse situations that may affect the debtor's ability to repay, the estimated value of any underlying collateral and current economic conditions. Purchased receivables are charged off when they are 90 days contractually past due, at which time the Company may enforce the recourse agreement to collect from the customer the remaining outstanding balances.

Nonaccrual Loans--Accrual of interest is discontinued on a loan when the loan is 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest income on nonaccrual loans is credited to income only to the extent interest payments are received. Loans are restored to accrual of interest when delinquent payments are received in full. Additionally, the Company uses the cost recovery accounting method to recognize interest income on impaired loans.

Premises and Equipment--Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of premises and equipment is computed by the straight-line method over estimated useful lives from one to five years for book purposes and accelerated methods for tax purposes. Leasehold improvements are amortized over the terms of the related leases or the estimated useful lives of the improvements, whichever is shorter. Useful lives of leasehold improvements are between three and five years. Normal recurring repair and maintenance costs are expensed as incurred.

Income Taxes--The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Goodwill—The Company evaluates their goodwill for impairment at least annually at a reporting unit level. The Company completed its annual evaluation of impairment of goodwill and determined that no impairment exists at December 31, 2003 or 2002.

Foreclosed assets--Assets acquired through, or in lieu of, loan foreclosures are held for sale and initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, periodic valuations are performed and the asset is carried at the lower of the carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Transfers of Financial Assets--Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Accounting for Impairment of Long-Lived Assets--The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

Comprehensive Income (Loss)—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Year ended December 31,	
	2003	2002
Unrealized holding gains (losses) on available-for-sale securities	$ 869	$ (259)
Gain on sale of securities in net income	(891)	-
Reclassification adjustment-loss included in net income	334	-
Net unrealized holding gains (losses)	312	(259)
Tax effect	-	-
Net-of-tax amount	$ 312	$ (259)

Stock-Based Compensation—The Company has applied the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123" for the years ended 2003 and 2002. Issued in December 2002, SFAS No. 148 amends SFAS No. 123, "Accounting for Stock Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based compensation. As permitted by SFAS No. 148, the Company is allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. (See Note 10.)

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No.123, as amended by SFAS No. 148 to stock based compensation (amounts in thousands except per share amounts):

		Year ended December 31, 2003	Year ended December 31, 2002
Net income	As reported	$ 2,109	$ 459
Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects		-	(30)
	Pro forma	$ 2,109	$ 429
Basic and diluted net income per share	As reported	$ .48	$ .11
	Pro forma	$ .48	$ .10

There were no options granted in 2003. For 2002, in determining the pro forma amounts shown in the preceding table, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for the year ended December 31, 2002 which include a risk-free interest rate of 4.0 percent, expected dividend yield of 0 percent, expected lives of 5 years, and expected volatility of 69 percent. No options were granted to non-employees for services during the year ended December 31, 2002.

Reclassification—Certain immaterial amounts as of and for the year ended December 31, 2001 and the year ended December 31, 2002 have been reclassified to conform with the 2003 presentation.

New Accounting Pronouncements – In April 2003, the FASB issued SFAS No. 149, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The Company adopted SFAS No. 149 with no material impact on its financial condition or results of operations for the year ended December 31, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 improves financial reporting by establishing standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 with no material impact on its financial condition or results of operations for the year ended December 31, 2003.

The Bank adopted Emerging Issues Task Force (EITF) 03-1, "The Meaning of Other than Temporary Impairment and Its Application to Certain Investments," as of December 31, 2003. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," that are impaired at the balance sheet date, but an other-than-temporary impairment has not been recognized. The disclosure requires a table of securities which have unrealized losses as of the reporting date, distinguished between securities which have been in a continuous unrealized loss position for 12 months or more and less than 12 months. The table is to include aggregate unrealized losses and fair value of securities whose fair value are below book value as of the reporting date. Additional information, in narrative form, is required that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that the investor considered in reaching the conclusion that the impairments are not other than temporary. At December 31, 2003, the Company did not have any unrealized losses on investment securities.

2. INVESTMENT SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses are summarized as follows:

	December 31, 2003			
	Held-to-maturity			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair Value
Collateralized mortgage backed securities	$ 8	$ 1	$ -	$ 9
State and municipal securities	40	-	-	40
	$ 48	$ 1	$ -	$ 49

	Available-for-sale			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair Value
Collateralized mortgage backed securities	$ 66	$ -	$ -	$ 66

Equity securities	203	55	-	258
	$ 269	$ 55	$ -	$ 324

December 31, 2002

	Held-to-maturity			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair Value
Collateralized mortgage backed securities	$ 19	$ 1	$ -	$ 20

	Available-for-sale			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair Value
Collateralized mortgage backed securities	$ 103	$ -	$ -	$ 103
Equity securities	1,878	-	(259)	1,619
	$ 1,981	$ -	$ (259)	$ 1,722

The amortized cost and estimated market value of investment securities at December 31, 2003, by contractual maturity, are shown below. The contractual maturity of collateralized mortgage backed securities and equity are indeterminable or not applicable. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without penalties.

	Held-to-maturity		Available-for-sale	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due after one year through five years	$ 40	$ 40	$ -	$ -
Mortgage-backed securities not due at a single maturity date, maturing through 2024	8	8	66	66
	$ 48	$ 48	$ 66	$ 66

No individual securities were in an unrealized loss position at December 31, 2003.

Proceeds from maturities, calls, and principal payments of securities classified as available-for-sale were $2,302 in 2003 and $158 in 2002. Proceeds from sale of securities available-for-sale were $2,641 in 2003 and $694 in 2002. Gross realized gains on the sales were $891 in 2003 and $0 in 2002 and gross realized losses on the sales were $0 in 2003 and $0 in 2002 based on the "specific identification method."

3. LOANS

Loans and purchased receivables at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Commercial loans	$ 8,823	$ 11,872
Installment loans	89	168
Deferred income	(93)	(214)
Purchased receivables		
Accounts receivable factoring	7,352	4,622

Other	268	479
	$ 16,439	$ 16,927

Loans to fifteen customers comprise approximately 55 percent of total loans at December 31, 2003. At December 31, 2003, $268 of the loans in the portfolio had a fixed interest rate ($479 at December 31, 2002) and $89 of the Company's loans were unsecured ($168 at December 31, 2002). The ability of the borrowers to repay their obligations is dependent upon economic conditions within their respective regions as well as the financial condition of the borrowers.

The Company had $1,251 and $1,171 of loans on which the accrual of interest has been discontinued or reduced at December 31, 2003 and 2002, respectively. If income on those loans had been accrued, such income would have approximated $111 and $150 for 2003 and 2002, respectively.

The following is a summary of information pertaining to impaired loans:

	2003	2002
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	1,251	1,171
Total impaired loans	$ 1,251	$ 1,171
Valuation allowance related to impaired loans	$ 622	$ 483

The valuation allowance for impaired loans is included in the allowance for credit losses in Note 4.

	2003	2002
Average investment in impaired loans	$ 1,119	$ 1,453
Interest income accrued on impaired loans	$ -	$ -
Interest income recognized on a cash basis on impaired loans	$ 17	$ 36

4. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is summarized as follows:

	2003	2002
Beginning balance	$ 1,526	$ 1,972
Additions:		
Provision (credit) for credit losses	394	(60)
Recoveries	-	-
Deduction-loan charge-offs	(618)	(386)
Ending balance	$ 1,302	$ 1,526

The Company considers the allowance for credit losses adequate to cover losses inherent in loans, loan commitments and purchased receivables at December 31, 2003. However, no assurance can be given that the Company will not, in any particular period, sustain credit losses that are sizable in relation to the amount reserved, or that subsequent evaluations of the loan portfolio, in light of the factors then prevailing, including economic conditions and the Company's ongoing examination process and that of its regulators, will not require significant increases in the allowance for credit losses.

5. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement (the "Management Agreement"), approved by a majority of the Company's disinterested directors, between the Company and SPS (and subsequently assigned to Steel Partners, Ltd. ("SPL")), SPL provides the Company with office space and certain management, consulting and advisory services. The Management Agreement is automatically renewable on an annual basis unless terminated by either party, for any reason, upon at least 60 days written notice prior to the end of the year and may be terminated by either party upon 30 days prior written notice to the other party. The Management Agreement also provides that the Company shall indemnify, save and hold SPS harmless from and against any obligation, liability, cost or damage resulting from SPS's actions under the terms of the Management Agreement, except to the extent occasioned by gross negligence or willful misconduct of SPS's officers, directors or employees.

Pursuant to an employee allocation agreement (the "Employee Allocation Agreement") between WebBank and SPS (and subsequently assigned to SPL), Jim Henderson, an employee of SPL and executive officer of the Company, performs services in the area of management, accounting and finances and such other services as are reasonably requested by WebBank. The Employee Allocation Agreement will continue in force until terminated by either of the parties upon 30 days written notice.

Prior to March 26, 2002, the original counterparty to both the Management Agreement and the Employee Allocation Agreement was SPS. As of March 26, 2002, the Management Agreement and the Employee Allocation Agreement described above were assigned by SPS to SPL and the employees of SPS became employees of SPL. Warren Lichtenstein, the Company's President and Chief Executive Officer, is an affiliate of SPL based on his ownership of SPL, directly and through Steel, and by virtue of his positions as Chairman, President and Chief Executive Officer of New Ltd. Mr. Lichtenstein is the sole managing member of the general partner of Steel. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of SPL owned by Steel (except to the extent of his pecuniary interest in such shares of Common Stock).

In consideration of the services rendered under the Management Agreement, SPL charges the Company a fixed monthly fee totaling $310,000 per annum, adjustable annually upon agreement of the Company and SPL. In consideration of the services provided under the Employee Allocation Agreement, SPL charges WebBank $100,000 per annum. The fees payable by WebBank are included in the fees payable by the Company under the Management Agreement. The Company believes that the cost of obtaining the type and quality of services rendered by SPL under the Management Agreement and Employee Allocation Agreement is no less favorable than the cost at which the Company and WebBank, respectively could obtain from unaffiliated entities.

During the fiscal year ended December 31, 2003, SPL billed fees with respect to fiscal 2003 of $310,000 to the Company for services rendered under the Management Agreement. Included in these fees was $100,000 paid by WebBank for services rendered under the Employee Allocation Agreement. During the fiscal year ended December 31, 2002, SPL and SPS billed fees with respect to fiscal 2002 of $232,000 and $77,500 respectively to the Company for services rendered under the Management Agreement. Included in these fees were $100,000 paid by WebBank for services rendered under the Employee Allocation Agreement.

Pursuant to a sourcing and servicing agreement (the "Rockland Agreement") between WebBank and Rockland Credit Finance LLC ("Rockland"), Rockland performs both sourcing and servicing functions on behalf of WebBank related to WebBank's accounts receivable factoring program. During 2003, Rockland was paid $255,000 in cash management fees and earned $1,019,000 in total management fees under the terms of the Rockland Agreement. During 2002, Rockland was paid $56,000 in cash management fees and earned $571,000 in total management fees under the terms of the Rockland Agreement. Management fees are paid quarterly and accrued monthly by WebBank. A notice of termination has been issued with respect to the Rockland accounts receivable factoring and service arrangement. See "Risk Factors – Our business could be harmed if a certain accounts receivable factoring and servicing arrangement terminates" and "Note 20 – Subsequent Events" to the Company's Consolidated Financial Statements.

6. CERTIFICATES OF DEPOSIT

Certificates of deposit at December 31, 2003 and 2002 are summarized as follows:

	Weighted average rate		2003	Weighted average rate		2002
Certificates of deposit greater than $100	1.96%	$	11,364	2.90%	$	12,272
Other certificates of deposit	-		-	-		1
	1.96%	$	11,364	2.90%	$	12,272

Maturities of certificates of deposit as of December 31, 2003 are as follows:

Year ending December 31,	
2004	$ 6,265
2005	5,099
	$ 11,364

7. SHORT-TERM BORROWINGS

In April 2002, WebBank obtained a secured federal funds line of credit for $500 with a commercial bank. The interest rate approximated the federal funds rate. The security consisted of WebBank's investment portfolio of mortgage backed securities. The secured federal funds line of credit was not used in 2002. In March 2003, the secured line of credit was replaced by an unsecured federal funds line of credit for the same amount with the same bank. Neither the secured or unsecured lines of credit were used in 2003.

8. PREMISES AND EQUIPMENT

Premises and equipment at December 31, are summarized as follows:

	2003	2002
Leasehold improvements	$ 39	$ 39
Furniture and equipment	69	87
	108	126
Less accumulated depreciation and amortization	93	85
	$ 15	$ 41

9. INCOME PER SHARE

The following data was used in computing earnings per share:

	Year ended 2003	Year ended 2002
Income available to common shareholders	$ 2,109	$ 459
Basic		
Shares		
Common shares outstanding entire period	4,366,866	4,366,866
Weighted average common shares:		
Issued during period	-	-
Canceled during period	-	-
Weighted average common shares outstanding during period -basic	4,366,866	4,366,866
Income per share - basic	$ .48	$ .11

Diluted		
Shares		
Weighted average common shares outstanding during period -basic	4,366,866	4,366,866
Dilutive effect on in-the-money stock options	1,299	276
Weighted average common share outstanding during period -diluted	4,368,165	4,367,142
Income per common share - diluted	$ .48	$ .11

10. STOCK OPTIONS AND WARRANTS

The Board of Directors of the Company, at its meeting on September 2, 1998, approved the merger of all previous stock incentive plans into the new stock option plan (the Merged Plan). At the annual meeting held November 4, 1998, the shareholders approved the merger and certain amendments to the Merged Plan. Approved were the grants of certain stock-based incentives and other equity interests to employees, directors, and consultants. A maximum of 1,000,000 shares may be issued under the Merged Plan. The options are vested according to varied schedules, exercisable when vested, and expire five years from the date of issuance. At December 31, 2003, there were 902,774 options remaining in the Merged Plan available for granting.

The following table summarizes stock option activity:

	Year ended December 31, 2003		Year ended December 31, 2002	
	Number of shares (1,000's)	Weighted-average exercise price	Number of shares (1,000's)	Weighted-average exercise price
Options outstanding at beginning of year	468	$ 3.98	469	$ 4.02
Options granted	-	$ -	15	$ 2.14
Options cancelled	(375)	$ 3.86	(16)	$ 3.41
Options exercised	-	-	-	-
Options outstanding at end of year	93	$ 4.48	468	$ 3.98
Options exercisable at end of year	93	$ 4.48	464	$ 3.99
Weighted-average fair value of options granted during the year (all at market)		$ -		$ 1.27

The following table summarizes information about stock options with fixed terms outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of Exercise Prices	Number outstanding (000's) at December 31, 2003	Weighted average remaining contractual life in years	Weighted average exercise price ($)	Number exercisable (000's) at December 31, 2003	Weighted average exercise price ($)
$ 1.500 to 2.549	13	3.6	1.97	13	1.97
$ 2.550 to 3.440	35	1.8	3.25	35	3.25
$ 3.441 to 5.130	20	.1	5.13	20	5.13
$ 6.471 to 7.000	25	.8	7.00	25	7.00
	93			93	

11. EMPLOYEE BENEFIT PLAN AND INCENTIVE PROGRAM

WebBank has a 401(k) profit sharing plan, covering employees who meet age and service requirements. Plan participants vest ratably and are fully vested after five years of service. WebBank matches employee contributions up to five percent of covered compensation at two hundred percent of the employee's contribution. Contributions to the plan amounted to approximately $22 and $37 for the years ended December 31, 2003 and 2002, respectively.

12. INCOME TAXES

Income taxes (benefit) expense consist of the following:

	2003	2002
Current	$ 1	$ (10)
Deferred	(757)	-
	$ (756)	$ (10)

A reconciliation of income taxes (benefit) expense computed at the federal statutory rate of 34% is as follows:

	2003	2002
Federal income taxes	$ 496	$ 163
State income taxes	48	16
Change in valuation allowance	(1,302)	(179)
Other	2	(10)
	$ (756)	$ (10)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Net operating loss carry forward	$ 14,559	$ 15,029
Accrued vacation	17	8
Allowance for loan losses	486	569
Premises and equipment	33	34
Total deferred tax assets	15,095	15,640
Less valuation allowance	14,338	15,640
Net deferred tax asset	$ 757	$ -

The net change in the total valuation allowance for the year ended December 31, 2003 was a decrease of $1,302. The decrease represented the amount of valuation allowance remaining at WebBank. Since its inception in 1998,

WebBank had experienced a history of inconsistent earnings which made it "more likely than not" that some portion or all of the deferred tax assets would not be recognized. Therefore, a valuation allowance was established in accordance with FASB 109, paragraph 17e. As of December 31, 2003, the Company determined that, based on the two previous year's earnings and the prospect for similar performance in the foreseeable future, it was "more likely than not" that all of WebBank's deferred tax assets would be recognized. See Notes 1 and 12 of the Notes to Consolidated Financial Statements for a further description of the methodology used by the Company to determine the deferred tax valuation allowance.

At December 31, 2003, the Company had net operating loss carry forwards of approximately $39,033 that are scheduled to expire from 2009 through 2021. The Company has treated such net operating losses incurred prior to April 28, 1995, when there was a material change in ownership of a 5% shareholder, in accordance with Section 382(l)(5) of the Internal Revenue Code. As a result, there is approximately $19,000 in net operating losses incurred prior to April 28, 1995 as well as $20,033 incurred subsequent to April 28, 1995 available as carryovers. All net operating losses may be subject to certain limitations on utilization.

13. DISCLOSURES ABOUT THE FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value for short-term financial instruments that mature or reprice frequently at market rates approximates fair value. Such financial instruments include: cash and cash equivalents, accrued interest receivable, demand deposits, accounts payable and accrued expenses, time certificates of deposit and short term borrowing. The difference between the fair market value and the carrying value for loans and investment securities is not considered significant to the financial statements.

14. COMMITMENTS AND CONTINGENCIES

Leases

The Company leased office space in one building in 2003 and 2002 under operating lease agreements. Rental expense for the years ended December 31, 2003 and 2002 were $107and $127, respectively. Future minimum lease payments by year are as follows:

Year ending December 31,		
2004	$	107
2005		27
Thereafter		-
	$	134

Credit-related financial instruments

The Company is a party to financial instruments with off-balance sheet risk. In the normal course of business, these financial instruments include commitments to extend credit in the form of loans or through letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company the same credit policy in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2003 and 2002, the Company's undisbursed commercial loan commitments totaled $0. For the same periods, the Company's undisbursed consumer credit card loan commitments totaled $0. For the same periods, the Company's undisbursed accounts receivable factoring commitments totaled approximately $8,138 and $6,382, respectively.

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower.

Litigation

In January 2000, Andrew Winokur, a former executive officer, director and stockholder of Praxis Investment Advisors, Inc. ("Praxis"), one of the Company's subsidiaries, filed a lawsuit in the Superior Court of the State of California, County of Napa. The lawsuit alleges that Praxis breached its employment agreement with Mr. Winokur. The lawsuit also asserts claims for interference with contract and unjust enrichment based upon his alleged wrongful termination. The lawsuit seeks damages of an unspecified amount and compliance by Praxis with the termination pay-out provisions in Mr. Winokur's employment agreement.

On March 4, 2002, the lawsuit was submitted to binding arbitration. The panel found no breach of contract and no intentional interference with Mr. Winokur's contractual rights. However, the panel found that Mr. Winokur was entitled to the termination pay-out provision in his employment agreement. Under this provision, Mr. Winokur could potentially be entitled to receive certain compensation based on (i) an investment bank valuation of WebBank, if the Company accepts such valuation, or (ii) the proceeds of a sale of WebBank, if the Company rejects such valuation. While Mr. Winokur would not be entitled to receive any compensation in the event that the sale does not exceed a predetermined amount as provided in the employment agreement, which amount is defined as the amount of capital invested by the stockholders of Praxis and WebBank in such companies, plus a cumulative annual rate of return of ten percent as of the date of sale, the Company may be forced to sell WebBank if the sale price exceeds such predetermined amount, even if the Company does not want to sell WebBank. In addition, if the sale price of WebBank exceeds the predetermined amount but is less than the investment bank valuation of WebBank, the Company may be required to sell WebBank at less than its value. The Company does not have any alternative financing plans to make this payment in the event such payment is required.

At the present time, Mr. Winokur has ceased to participate in the process of valuing WebBank. However, since there may be no time limitation on Mr. Winokur's claim, the valuation process may proceed in the future and if the Company is required to make a payment, its business could be harmed.

15. REGULATORY REQUIREMENTS

WebBank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average quarterly assets (as defined). Management believes, as of December 31, 2003 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, based on the applicable capital adequacy regulations, the Bank is categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk based, Tier I risk based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events that management believes have changed the Bank's category.

Capital amounts and ratios are summarized as follows (in thousands):

	Actual		Well capitalized requirement		Minimum capital requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (Tier 1 + Tier 2) to risk weighted assets	$ 5,774	30.9%	$ 1,867	≥10.0%	$ 1,494	≥8.0%
Tier I Capital to risk weighted assets	$ 5,529	29.6%	$ 1,120	≥6.0%	$ 747	≥4.0%
Tier I Capital to average assets (Leverage Ratio)	$ 5,529	31.9%	$ 867	≥5.0%	$ 694	≥4.0%

	Actual		Well capitalized requirement		Minimum capital requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (Tier 1 + Tier 2) to risk weighted assets	$ 4,227	30.1%	$ 1,404	≥10.0%	$ 1,123	≥8.0%
Tier I Capital to risk weighted assets	$ 4,036	28.8%	$ 843	≥6.0%	$ 562	≥4.0%
Tier I Capital to average assets (Leverage Ratio)	$ 4,036	21.8%	$ 928	≥5.0%	$ 742	≥4.0%

16. SERVICING ASSETS AND LIABILITIES

In connection with certain businesses in which the Company sells originated or purchased loans with servicing retained, servicing assets or liabilities are recorded based on the relative fair value of the servicing rights on the date the loans are sold. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income and expense. At December 31, 2003 and 2002, net servicing assets, which are included in other assets, were $31 and $99, respectively. Servicing assets are periodically evaluated for impairment based on the fair value of those assets. During 2003 and 2002, the Company recorded no additional servicing assets, and recorded $45 and $35 of amortization, respectively.

17. MISCELLANEOUS INCOME

Miscellaneous income for the year ended December 31, is summarized as follows:

	2003	2002
Loan servicing fees	$ 221	$ 215
Gain in sale of foreclosed assets	-	90
Recovery of prior year security write-off	-	112
Other	54	24
	$ 275	$ 441

18. OPERATING SEGMENT INFORMATION

Operating segments represent components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on lines of business and the operating segments are so defined. The Company has identified two operating segments. The first is the accounts receivable factoring program operated by WebBank. The second operating segment, termed "other," includes commercial lending, fee for services, and investment activities. Income generated from investments in factoring receivables by Company entities other than WebBank is included in the "other" operating segment. For the years ended December 31, 2003 and 2002, factoring income earned by entities other than WebBank was $216 and $84, respectively. Subsequent to year end 2003, several events occurred to modify the nature of the accounts receivable factoring program (see "Note 20 – Subsequent Events").

The following is a summary of selected operating segment information for the years ended December 31, 2003 and 2002. Prior to 2002, the Company did not evaluate its financial performance based on distinct operating segments. The information represents operating results as if the segments were operated on a stand alone basis. However, the results do not reflect a full allocation of costs based on the current structure of the entities, and thus the results might not be comparable to like information from other companies.

2003	Accounts Receivable Factoring	Other	Consolidated Company
Income Statement Information (Annual):			
Net interest income after provision for credit losses	$2,178	$1,325	$3,503
Noninterest income	20	1,560	1,580
Noninterest expense	1,110	2,513	3,623
Operating income	1,088	372	1,460
Income taxes (benefit)	-	(756)	(756)
Income attributable to minority interest	-	(107)	(107)
Net income	$1,088	$1,021	$2,109
Balance Sheet Information (As of December 31):			
Total assets	$8,076	$18,372	$26,448
Net loans and leases	$7,028	$ 8,109	$15,137
Deposits	$6,697	$ 5,220	$11,917

2002	Accounts Receivable Factoring	Other	Consolidated Company
Income Statement Information (Annual):			
Net interest income after provision for credit losses	$1,155	$1,260	$2,415
Noninterest income	-	1,161	1,161
Noninterest expense	748	2,348	3,096
Operating income	407	73	480
Income taxes (benefit)	-	(10)	(10)
Income attributable to minority interest	-	(31)	(31)
Net income	$ 407	$ 52	$ 459
Balance Sheet Information (As of December 31):			
Total assets	$7,415	$18,750	$26,165
Net loans and leases	$5,081	$10,320	$15,401
Deposits	$7,195	$ 6,425	$13,620

WEBFINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. QUARTERLY FINANCIAL DATA (Unaudited)

	Quarter Ended			
$(000) except per share	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Net interest income after provisions for credit losses	$ 876	$ 1,070	$ 1,133	$ 424
Noninterest income	235	399	128	818
Noninterest expenses	879	887	1,320	537
Net income (loss)	214	564	(79)	1,410
Net income (loss) per share – basic and diluted	.05	.13	(.02)	.32
Common stock prices:				
High	2.70	2.63	2.75	2.70
Low	1.73	1.70	2.10	2.10

	Quarter Ended			
$(000) except per share	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Net interest income after provisions for credit losses	$ 322	$ 672	$ 675	$ 746
Noninterest income	199	161	166	635
Noninterest expenses	805	846	688	757
Net income (loss)	(276)	8	116	611
Net income (loss) per share – basic and diluted	(.06)	.00	.03	.14
Common stock prices:				
High	2.59	2.37	2.28	2.71
Low	2.05	1.34	1.43	1.56

20. SUBSEQUENT EVENTS

On February 20, 2004, WebBank gave notice of termination of a Sourcing and Servicing Agreement and an Employment Agreement to one of the two factoring companies providing accounts receivable factoring services to WebBank. On March 1, 2004, that factoring company acknowledged receipt of the termination notice and, under the terms of the Sourcing and Servicing Agreement, gave notice to WebBank that the factoring company would exercise its option to purchase the existing portfolio of accounts receivable from WebBank at book value on May 12, 2004. The accounts receivable factoring arrangement generated revenue and income in fiscal 2002 and 2003 which accounted for (a) substantially all of the revenue and income generated by the Company's accounts receivable factoring operating segment for those years, and (b) a significant part of the income and revenue of the Company for those years. It is possible that this termination may not take effect as provided in the termination notice and the arrangement may continue. However, in the event of termination, there can be no assurance that the Company will be able to successfully enter into a replacement arrangement or arrangements. WebBank expects that if the May 2004 termination becomes effective during the second quarter of 2004, WebBank will (a) not generate any gain or loss on such termination as the sourcing and servicing company has elected to purchase the portfolio of accounts receivable at WebBank's net book value, and (b) generate approximately $5.9 million of cash as a result of the sale of the portfolio. WebBank also anticipates that the cash generated by the May 2004 termination will be used to retire Certificates of Deposit as they mature.

Under a Termination Agreement dated February 27, 2004, WebBank and the second of two companies providing accounts receivable factoring services to WebBank, agreed to the termination of a Sourcing and Servicing Agreement and an Employment Agreement between the parties. Under the terms of that Termination Agreement, the accounts receivable factoring services company purchased a portfolio of accounts receivable from WebBank at book value on March 2, 2004. Note 18 of the Notes to Consolidated Financial Statements shows the income and expenses attributable to the Company's Accounts Receivable Factoring operating segment, all of which were generated by the two accounts receivable factoring arrangements described above. Neither of these arrangements was in effect during 2001. The Company believes that the termination of the two accounts receivable factoring arrangements will have a significant adverse affect on its net income during 2004.

On February 23, 2004, the third party sourcing company engaged to source private label student loans on behalf of WebBank gave notice to WebBank that it would not renew the Loan Sale Agreement and Loan Program Agreement between the two parties. Consequently, those agreements will terminate at the conclusion of their current term on May 31, 2004. The pretax income generated by the terminated private label student loan program generated revenue of $150 for each of the years 2003 and 2002.

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